SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 29, 2020
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

March 31, 2020 and 2019

KT Corporation and Subsidiaries

Index

March 31, 2020 and 2019

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2020, and the related consolidated interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2020 and 2019, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, WWW.samil.com

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2019, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 10, 2020. The consolidated statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

May 15, 2020

Seoul, Korea

This report is effective as of May 15, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2020 and December 31, 2019

(in millions of Korean won)	Notes	March 31, 2020 (Unaudited)		December 31, 2019
Assets
Current assets
Cash and cash equivalents	4	~~W~~	1,627,056	~~W~~	2,305,894
Trade and other receivables, net	4,5		5,510,047		5,906,445
Other financial assets	4,6		989,566		868,388
Current tax assets			2,054		68,120
Inventories, net	7		634,658		665,498
Current assets held for sale	9		82,992		83,602
Other current assets	8		2,040,786		2,000,308

Total current assets			10,887,159		11,898,255

Non-current assets
Trade and other receivables, net	4,5		1,074,424		1,181,797
Other financial assets	4,6		849,172		821,658
Property and equipment, net	10		13,497,432		13,785,299
Right-of-use assets	17		760,146		788,497
Investment properties, net	10		1,483,976		1,387,430
Intangible assets, net	10		2,716,246		2,834,037
Investments in associates and joint ventures	11		273,567		267,660
Deferred tax assets			411,301		411,171
Other non-current assets	8		677,531		685,488

Total non-current assets			21,743,795		22,163,037

Total assets		~~W~~	32,630,954	~~W~~	34,061,292

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2020 and December 31, 2019

(in millions of Korean won)	Notes	March 31, 2020 (Unaudited)		December 31, 2019
Liabilities
Current liabilities
Trade and other payables	4,12	~~W~~	6,524,084	~~W~~	7,597,478
Borrowings	4,13		1,271,262		1,185,725
Other financial liabilities	4,6		1,646		943
Current tax liabilities			122,426		66,266
Provisions	14		158,269		175,612
Deferred income			48,699		53,474
Other current liabilities	8		1,045,128		1,031,958

Total current liabilities			9,171,514		10,111,456

Non-current liabilities
Trade and other payables	4,12		801,655		1,082,219
Borrowings	4,13		6,015,635		6,113,142
Other financial liabilities	4,6		139,578		149,136
Net defined benefit liabilities	15		416,358		365,663
Provisions	14		98,975		78,549
Deferred income	20		99,675		99,180
Deferred tax liabilities			386,768		425,468
Other non-current liabilities	8		429,225		449,526

Total non-current liabilities			8,387,869		8,762,883

Total liabilities			17,559,383		18,874,339

Equity attribute to owners of the Controlling Company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	18		11,575,064		11,637,185
Accumulated other comprehensive income			147,959		194,934
Other components of equity	19		(1,159,537)		(1,170,083)

			13,568,243		13,666,793
Non-controlling interests			1,503,328		1,520,160

Total equity			15,071,571		15,186,953

Total liabilities and equity		~~W~~	32,630,954	~~W~~	34,061,292

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three-Month Periods Ended March 31, 2020 and 2019

		Three-Month Period Ended March 31
(in millions of Korean won, except per share amounts)	Notes	2020 (Unaudited)		2019 (Unaudited)
Operating revenue	20	~~W~~	5,831,716	~~W~~	5,834,377
Operating expenses	21		5,448,638		5,432,287

Operating profit			383,078		402,090
Other income	22		48,857		64,069
Other expenses	22		58,993		63,590
Finance income	23		241,648		117,401
Finance costs	23		243,955		122,908
Share of net profits (losses) of associates and joint ventures	11		(3,453)		659

Profit before income tax expense			367,182		397,721
Income tax expense			140,596		137,951

Profit for the period		~~W~~	226,586	~~W~~	259,770

Profit for the period attributable to:
Owners of the Controlling Company:		~~W~~	208,315	~~W~~	231,090
Non-controlling interest:			18,271		28,680
Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	25
Basic earnings per share		~~W~~	849	~~W~~	943
Diluted earnings per share			849		943

The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2020 and 2019

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2020 (Unaudited)		2019 (Unaudited)
Profit for the period		~~W~~	226,586	~~W~~	259,770

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	15		(573)		(226)
Share of remeasurement gain of associates and joint ventures			840		661
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6		(52,003)		51,849
Items that may be subsequently reclassified to profit or loss:
Valuation gain on cash flow hedges	6		95,558		34,936
Other comprehensive income from cash flow hedges reclassified to profit or loss			(110,029)		(27,260)
Share of other comprehensive income from associates and joint ventures			(131)		(932)
Exchange differences on translation of foreign operations			2,047		1,775

Other comprehensive income for the period, net of tax			(64,291)		60,803

Total comprehensive income for the period		~~W~~	162,295	~~W~~	320,573

Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	162,360	~~W~~	275,115
Non-controlling interests			(65)		45,458

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2020 and 2019

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,328,859	~~W~~	50,158	~~W~~	(1,181,083)	~~W~~	13,202,691	~~W~~	1,528,589	~~W~~	14,731,280
Changes in accounting policies			—		—		(6,149)		—		—		(6,149)		—		(6,149)
Comprehensive income
Profit for the period			—		—		231,090		—		—		231,090		28,680		259,770
Remeasurements of net defined benefit liabilities	15		—		—		(117)		—		—		(117)		(109)		(226)
Valuation gain on cash flow hedge	6		—		—		—		7,676		—		7,676		—		7,676
Share of other comprehensive income of associates and joint ventures			—		—		—		(484)		—		(484)		(448)		(932)
Share of gain on remeasurements of associates and joint ventures			—		—		648		—		—		648		13		661
Gain on valuation of financial instruments at fair value through other comprehensive income			—		—		—		34,461		—		34,461		17,388		51,849
Exchange differences on translation of foreign operations			—		—		—		1,841		—		1,841		(66)		1,775

Total comprehensive income for the period			—		—		231,621		43,494		—		275,115		45,458		320,573

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,659)		—		—		(269,659)		—		(269,659)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(35,500)		(35,500)
Appropriations of loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		436		436		(3,974)		(3,538)
Others			—		—		—		—		1,530		1,530		(62)		1,468

Subtotal			—		—		(284,828)		—		17,135		(267,693)		(39,536)		(307,229)

Balance as at March 31, 2019 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,269,503	~~W~~	93,652	~~W~~	(1,163,948)	~~W~~	13,203,964	~~W~~	1,534,511	~~W~~	14,738,475

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2020 and 2019

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,637,185	~~W~~	194,934	~~W~~	(1,170,083)	~~W~~	13,666,793	~~W~~	1,520,160	~~W~~	15,186,953
Comprehensive income
Profit for the period			—		—		208,315		—		—		208,315		18,271		226,586
Remeasurements of net defined benefit liabilities	15		—		—		180		—		—		180		(753)		(573)
Valuation loss on cash flow hedges	6		—		—		—		(14,370)		—		(14,370)		(101)		(14,471)
Share of other comprehensive income of associates and joint ventures			—		—		—		(161)		—		(161)		30		(131)
Share of gain on remeasurements of associates and joint ventures			—		—		840		—		—		840		—		840
Gain on valuation of financial instruments at fair value through other comprehensive income			—		—		—		(34,732)		—		(34,732)		(17,271)		(52,003)
Exchange differences on translation of foreign operations			—		—		—		2,288		—		2,288		(241)		2,047

Total comprehensive income for the period			—		—		209,335		(46,975)		—		162,360		(65)		162,295

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,766)		—		—		(269,766)		—		(269,766)
Dividends paid to non-controlling interests of subsidiaries			—		—		—		—		—		—		(40,753)		(40,753)
Appropriations of loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		7,257		7,257		23,986		31,243
Others			—		—		—		—		1,599		1,599		—		1,599

Subtotal			—		—		(271,456)		—		10,546		(260,910)		(16,767)		(277,677)

Balance as at March 31, 2020 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,575,064	~~W~~	147,959	~~W~~	(1,159,537)	~~W~~	13,568,243	~~W~~	1,503,328	~~W~~	15,071,571

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2020 and 2019

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2020 (Unaudited)		2019 (Unaudited)
Cash flows from operating activities
Cash generated from operations	26	~~W~~	952,724	~~W~~	1,113,201
Interest paid			(69,684)		(68,971)
Interest received			62,969		70,041
Dividends received			3,188		10,473
Income tax paid			(24,887)		(33,924)

Net cash inflow from operating activities			924,310		1,090,820

Cash flows from investing activities
Collection of loans			15,799		14,722
Disposal of financial assets at fair value through profit or loss			139,930		283,882
Disposal of financial assets at amortized cost			67,417		126,779
Disposal of assets held-for-sale			342		27,947
Disposal of investments in associates and joint ventures			109		8,474
Disposal of property and equipment and investment properties			9,559		9,435
Disposal of intangible assets			2,253		479
Disposal of right-of-use assets			153		2,058
Discontinued operations			—		2,000
Loans granted			(10,367)		(12,637)
Acquisition of financial assets at fair value through profit or loss			(203,072)		(301,439)
Acquisition of financial assets at amortized cost			(122,579)		(126,270)
Acquisition of investments in associates and joint ventures			(4,305)		(4,812)
Acquisition of property and equipment and investment properties			(894,773)		(676,697)
Acquisition of intangible assets			(373,895)		(388,564)
Acquisition of right-of-use assets			(1,479)		(2,433)

Net cash outflow from investing activities			(1,374,908)		(1,037,076)

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2020 and 2019

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2020		2019
Cash flows from financing activities
Proceeds from borrowings			199,035		570,750
Cash inflow from consolidated capital transactions			31,475		—
Cash inflow from other financing activities			614		18,995
Repayments of borrowings			(372,841)		(470,892)
Decrease in finance lease liabilities			(87,054)		(108,252)
Cash outflow from consolidated capital transactions			(101)		(3,538)

Net cash inflow (outflow) from financing activities			(228,872)		7,063

Effect of exchange rate change on cash and cash equivalents			632		722

Net increase (decrease) in cash and cash equivalents			(678,838)		61,529
Cash and cash equivalents
Beginning of the period			2,305,894		2,703,422

End of the period		~~W~~	1,627,056	~~W~~	2,764,951

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 65 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at March 31, 2020, the Korean government does not own any shares in the Controlling Company.

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at March 31, 2020 and December 31, 2019, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	March 31, 2020	December 31, 2019	Closing month
KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	March 31, 2020	December 31, 2019	Closing month
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation (KT Music Corporation) [2,4]	Online music production and distribution	Korea	36.2%	36.0%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd. [4]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	Data centre development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Inc.[3,4]	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.0%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Information and communication service	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	30.1%	30.1%	December
KT M Mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	March 31, 2020	December 31, 2019	Closing month
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency	Korea	70.4%	100.0%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	97.4%	97.2%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V.	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.6%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Company Limited	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	Residential building investment and rent	Korea	63.5%	63.5%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	100.0%	100.0%	December
Storywiz	Contents and software development and supply	Korea	100.0%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

1.3	Changes in Scope of Consolidation

Subsidiaries newly included/merged in the consolidation during three-month period ended March 31, 2020:

Changes	Location	Name of subsidiary	Reason
Included	Korea	Storywiz	Newly established
Excluded	Uzbekistan	Super iMax LLC	Merged

Summarized information for consolidated subsidiaries as at March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019, is as follows:

(in millions of Korean won)	March 31, 2020
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	116,906	~~W~~	18,315	~~W~~	13,852	~~W~~	1,178
KT Linkus Co., Ltd.		63,218		56,046		21,133		(1,378)
KT Submarine Co., Ltd.		124,849		20,438		18,475		2,535
KT Telecop Co., Ltd.		279,250		155,117		76,786		(1,165)
KT Hitel Co., Ltd.		276,749		80,788		81,754		(5,070)
KT Service Bukbu Co., Ltd.		59,780		55,190		50,194		(1,229)
KT Service Nambu Co., Ltd.		57,540		52,266		59,484		(3,100)
BC Card Co., Ltd. [1]		3,274,889		2,061,553		799,429		27,180
H&C Network [1]		262,570		56,793		78,758		(319)
Nasmedia Co., Ltd. [1]		347,656		165,538		26,224		3,756
KTDS Co., Ltd. [1]		135,369		87,396		98,992		896
KT M Hows Co., Ltd.		76,254		52,980		9,395		1,586
KT M&S Co., Ltd.		234,090		203,351		171,588		(1,626)
GENIE Music Corporation (KT Music Corporation)		234,561		80,154		60,510		1,845
KT MOS Bukbu Co., Ltd.		28,905		25,365		14,768		(995)
KT MOS Nambu Co., Ltd.		32,728		25,484		14,963		(292)
KT Skylife Co., Ltd. [1]		852,057		145,541		167,915		18,311
KT Estate Inc. [1]		1,679,684		321,585		106,707		10,051
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)		10,667		1,769		1,070		89
KT Sat Co., Ltd.		643,106		120,646		34,924		(271)
KT Sports Co., Ltd.		20,427		16,787		7,728		(3,632)
KT Music Contents Fund No.1		10,209		1,521		89		54
KT Music Contents Fund No.2		7,372		72		16		(52)
KT-Michigan Global Content Fund		11,711		46		84		38
Autopion Co., Ltd.		6,613		4,514		1,137		(230)
KT M Mobile Co., Ltd.		134,352		29,422		39,886		(385)
KT Investment Co., Ltd. [1]		67,449		50,151		634		47

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	March 31, 2020
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KTCS Corporation [1]	336,900	173,940	187,599	2,053
KTIS Corporation	317,499	147,907	111,216	5,130
Next Connect PFV	378,688	17,710	8	(159)
Korea Telecom Japan Co., Ltd.[1]	1,888	2,943	473	29
Korea Telecom China Co., Ltd.	712	17	—	(171)
KT Dutch B.V.	32,723	111	—	(72)
East Telecom LLC [1]	29,795	22,893	7,180	1,903
Korea Telecom America, Inc.	4,798	550	1,579	70
PT. KT Indonesia	7	—	—	—
KT Rwanda Networks Ltd. [2]	141,674	203,084	4,187	(8,141)
KT Belguium	98,507	9	—	(33)
KT ORS Belgium	7,285	13	—	(14)
KBTO sp.zo.o.	1,851	235	127	(1,515)
AOS Ltd. [2]	12,599	4,276	1,294	(292)
KT Hong Kong Telecommunications Co., Ltd.	5,018	2,351	4,155	322
KT Huimangjieum	2,076	1,416	518	(292)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	6,169	1,131	64	(7)
Storywiz	13,789	—	—	(211)

(in millions of Korean won)	December 31, 2019				March 31, 2019
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	118,052	~~W~~	19,766	~~W~~	14,323	~~W~~	609
KT Linkus Co., Ltd.		70,494		62,088		22,805		(559)
KT Submarine Co., Ltd.		120,947		18,452		10,309		(908)
KT Telecop Co., Ltd.		279,878		153,841		79,602		452
KT Hitel Co., Ltd.		279,818		74,769		72,551		(230)
KT Service Bukbu Co., Ltd.		64,802		58,984		50,209		(772)
KT Service Nambu Co., Ltd.		63,917		55,548		62,091		(1,793)
BC Card Co., Ltd. [1]		3,912,982		2,594,232		865,667		48,027
H&C Network [1]		282,016		68,401		75,868		(202)
Nasmedia Co., Ltd. [1]		356,236		203,105		28,161		6,298
KTDS Co., Ltd. [1]		158,153		105,462		92,577		337
KT M Hows Co., Ltd.		74,326		50,638		6,806		706
KT M&S Co., Ltd.		248,142		215,777		181,131		4,655
GENIE Music Corporation (KT Music Corporation)		234,131		80,952		51,306		2,562
KT MOS Bukbu Co., Ltd.		33,376		28,841		12,467		(2,083)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	March 31, 2020
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT MOS Nambu Co., Ltd.	34,258	26,722	12,297	(702)
KT Skylife Co., Ltd. [1]	848,276	142,839	170,699	14,273
KT Estate Inc. [1]	1,686,000	295,706	116,448	18,637
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	10,437	1,628	996	186
KT Sat Co., Ltd.	651,195	127,523	32,546	2,098
KT Sports Co., Ltd.	15,603	8,333	10,359	(2,299)
KT Music Contents Fund No.1	10,579	1,677	131	61
KT Music Contents Fund No.2	7,675	279	183	126
KT-Michigan Global Content Fund	11,688	61	33	(115)
Autopion Co., Ltd.	7,460	4,894	1,320	(204)
KT M Mobile Co., Ltd.	135,917	30,603	39,421	(4,112)
KT Investment Co., Ltd. [1]	73,463	56,212	621	192
KTCS Corporation [1]	378,171	213,983	231,130	1,653
KTIS Corporation	305,798	137,524	112,214	6,041
Next Connect PFV	385,412	24,275	587	(460)
Korea Telecom Japan Co., Ltd.[1]	1,851	2,858	359	(107)
Korea Telecom China Co., Ltd.	879	39	—	(189)
KT Dutch B.V.	31,003	50	48	17
Super iMax LLC	3,568	5,304	1,169	24
East Telecom LLC [1]	20,857	16,302	3,881	936
Korea Telecom America, Inc.	4,611	537	1,736	148
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd. [2]	132,461	183,164	4,124	(7,752)
KT Belguium	93,321	11	—	(34)
KT ORS Belgium	6,913	14	—	(16)
KBTO sp.zo.o.	1,767	245	120	(949)
AOS Ltd. [2]	12,337	3,993	1,713	(124)
KT Hong Kong Telecommunications Co., Ltd.	5,126	2,923	2,545	152
KT Huimangjieum	2,129	1,019	—	(135)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	6,285	1,139	—	—
K-REALTY RENTAL HOUSING REIT 3	300	—	—	—

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as issued by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group as at and for the three-month periods ended March 31, 2020, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at March 31, 2020.

(1) New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement and Korean IFRS 1107 Financial Instruments: Disclosure – Interest Rate Benchmark Reform

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

The amendments allow to apply the exceptions when forward-looking analysis is performed in relation the application of hedge accounting, while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Group assumes that the interest rate benchmark, on which the hedged items and the hedging instruments are based on, is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective. The amendments do not have a significant impact on the financial statements. The Group’s risk exposure, directly affected by the interest rate benchmark reform, is the variable rate borrowings of USD 579,087 thousand with maximum remaining maturity of four years. To hedge fluctuations in cash flows of borrowings resulting from the changes in USD LIBOR of 3 months—an interest rate benchmark, the Group entered into an interest rate swap contract for a nominal amount of USD 579,087 thousand and designated it as a hedging instrument of cash flow hedge. However, the interest rate of USD LIBOR will be replaced to SOFR (Secured Overnight Financing Rate) based on actual transactions since 2022.

(2) New standards and interpretations not yet adopted by the Group

Certain new accounting standard and interpretation that have been published but have not been early adopted by the Group, are set out below.

•	Agenda Decision of the International Accounting Standards Committee – Lease Period

The International Accounting Standards Interpretations Committee (IFRS IC) announced on December 16, 2019 that all economic disadvantages resulting from the termination of a lease are taken into account when determining the enforceable period for ‘the useful life of lease term and lease asset improvement rights’. The Group is analyzing the effect of changes in accounting policies on the consolidated financial statements for enforceable periods in accordance with the decision and will reflect the effect in the consolidated financial statements after the analysis is completed.

2.2	Accounting Policies

Significant accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2019, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) and the one described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The outbreak of COVID-19 in 2020 poses significant impact on the global economy. Respectively, COVID-19 will have a negative influence on the demand for services provided by the Group and the ability of suppliers to distribute services to the Group. As a consequence, the ongoing pandemic, which could adversely affect the Group’s financial condition and operational results, is expected to continually impact the Group’s consolidated annual financial statements in 2020.

Significant accounting estimates and assumptions applied in the preparation of the consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2019, except for the estimates used to determine income tax expense. However, estimates and assumptions are subject to adjustments due to uncertainties and fluctuations from COVID-19. At present, the ultimate impact of COVID-19 on the Group’s business, financial condition, and operational results cannot be predicted.

4.	Financial Instruments by Category

Financial instruments by category as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,627,056	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,627,056
Trade and other receivables[1]		5,287,371		—		1,258,204		—		6,545,575
Other financial assets		496,035		679,277		485,560		177,866		1,838,738

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	March 31, 2020
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	7,325,739	~~W~~	—	~~W~~	—	~~W~~	7,325,739
Borrowings		7,286,897		—		—		7,286,897
Other financial liabilities		138,115		62		3,047		141,224

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	December 31, 2019
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,305,894	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,305,894
Trade and other receivables[1]		5,796,207		—		1,256,266		—		7,052,473
Other financial assets		441,804		632,324		557,342		58,576		1,690,046

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	December 31, 2019
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	8,679,697	~~W~~	—	~~W~~	—	~~W~~	8,679,697
Borrowings		7,298,867		—		—		7,298,867
Other financial liabilities		129,945		38		20,096		150,079

5.	Trade and Other Receivables

Trade and other receivables as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,601,519	~~W~~	(296,747)	~~W~~	(7,742)	~~W~~	3,297,030
Other receivables		2,295,877		(82,582)		(278)		2,213,017

Total	~~W~~	5,897,396	~~W~~	(379,329)	~~W~~	(8,020)	~~W~~	5,510,047

Non-current assets
Trade receivables		751,172		(4,330)		(36,398)		710,444
Other receivables		384,537		(5,817)		(14,740)		363,980

Total	~~W~~	1,135,709	~~W~~	(10,147)	~~W~~	(51,138)	~~W~~	1,074,424

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	December 31, 2019
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,451,107	~~W~~	(291,202)	~~W~~	(9,510)	~~W~~	3,150,395
Other receivables		2,834,893		(78,572)		(271)		2,756,050

Total	~~W~~	6,286,000	~~W~~	(369,774)	~~W~~	(9,781)	~~W~~	5,906,445

Non-current assets
Trade receivables		874,859		(4,117)		(43,597)		827,145
Other receivables		382,468		(5,108)		(22,708)		354,652

Total	~~W~~	1,257,327	~~W~~	(9,225)	~~W~~	(66,305)	~~W~~	1,181,797

Details of other receivables as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Loans	~~W~~	80,424	~~W~~	84,148
Receivables [1]		1,997,465		2,588,064
Accrued income		63,766		8,630
Refundable deposits		350,586		352,293
Loans receivable		116,007		105,961
Finance lease receivables		43,619		39,726
Others		13,529		15,560
Less: Provision for impairment		(88,399)		(83,680)

	~~W~~	2,576,997	~~W~~	3,110,702

[1]	The settlement receivables of BC Card Co., Ltd. of ~~W~~ 1,319,634 million (December 31, 2019: ~~W~~ 1,786,610 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at March 31, 2020.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Other financial assets
Financial assets at amortized cost [1]	~~W~~	496,035	~~W~~	441,804
Financial assets at fair value through profit or loss [1,2]		679,277		632,324
Financial assets at fair value through other comprehensive income [1]		485,560		557,342
Derivatives used for hedging		177,866		58,576
Less: Non-current		(849,172)		(821,658)

Current	~~W~~	989,566	~~W~~	868,388

Other financial liabilities
Financial liabilities at amortized cost	~~W~~	138,115	~~W~~	129,945
Financial liabilities at fair value through profit or loss		62		38
Derivatives used for hedging		3,047		20,096
Less: Non-current		(139,578)		(149,136)

Current	~~W~~	1,646	~~W~~	943

[1]

As at March 31, 2020, the Group’s other financial assets amounting to ~~W~~ 92,050 million (December 31, 2019: ~~W~~ 91,445 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at March 31, 2020, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to ~~W~~ 372,140 million (December 31, 2019: 406,062 million are included in other financial assets.

Details of financial assets at fair value through profit or loss as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	94	~~W~~	232
Equity instruments (Unlisted)		119,674		90,357
Debt securities		559,325		541,657
Derivative held for trading		184		78

Total		679,277		632,324
Less: Non-current		(242,296)		(219,026)

Current	~~W~~	436,981	~~W~~	413,298

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at March 31, 2020.

Investment in Korea Software Financial Cooperative amounting to ~~W~~ 1,849 million is provided as collateral.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Details of financial assets at fair value through other comprehensive income as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	4,010	~~W~~	6,738
Equity instruments (Unlisted)		474,423		543,518
Debt securities		7,127		7,086

Total		485,560		557,342
Less: Non-current		(484,342)		(556,147)

Current	~~W~~	1,218	~~W~~	1,195

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

Details of valuation of derivatives used for hedging as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020				December 31, 2019
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	—	~~W~~	2,384	~~W~~	—	~~W~~	1,464
Currency swap [2]		170,767		663		55,569		18,632
Currency forwards [3]		7,099		—		3,007		—

Total		177,866		3,047		58,576		20,096
Less: Non-current		(111,334)		(1,442)		(28,304)		(19,177)

Current	~~W~~	66,532	~~W~~	1,605	~~W~~	30,272	~~W~~	919

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

The valuation gains and losses on the derivative contracts for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020						2019
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	(1,744)	~~W~~	—	~~W~~	—	~~W~~	(852)
Currency swap		152,506		661		132,113		36,412		—		47,397
Currency forwards		4,520		—		—		3,180		—		—

Total	~~W~~	157,026	~~W~~	661	~~W~~	130,369	~~W~~	39,592	~~W~~	—	~~W~~	46,545

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 2,039 million for the period ended March 31, 2020 (three-month period ended March 31, 2019: valuation gain of ~~W~~ 279 million).

Details of financial liabilities at fair value through profit or loss at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	~~W~~	62	~~W~~	38

The valuation gain and loss on financial liabilities at fair value through profit or loss for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	117	~~W~~	24	~~W~~	82	~~W~~	74

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

7.	Inventories

Inventories as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020						December 31, 2019
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	778,023	~~W~~	(149,560)	~~W~~	628,463	~~W~~	805,691	~~W~~	(144,438)	~~W~~	661,253
Others		6,195		—		6,195		4,245		—		4,245

Total	~~W~~	784,218	~~W~~	(149,560)	~~W~~	634,658	~~W~~	809,936	~~W~~	(144,438)	~~W~~	665,498

Cost of inventories recognized as expenses for the three-month period ended March 31, 2020, amounts to ~~W~~ 983,421 million (three-month period ended March 31, 2019: ~~W~~ 957,787 million) and valuation loss on inventory amounts to ~~W~~ 5,122 million for the three-month period ended March 31, 2020 (three-month period ended March 31, 2019: valuation loss of ~~W~~ 2,061 million).

8.	Other Assets and Liabilities

Other assets and liabilities as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Other assets
Advance payments	~~W~~	136,999	~~W~~	179,475
Prepaid expenses [1]		2,011,961		1,935,037
Contract assets [1]		540,931		557,041
Others		28,426		14,243
Less: Non-current		(677,531)		(685,488)

Current	~~W~~	2,040,786	~~W~~	2,000,308

Other liabilities
Advances received [1]	~~W~~	165,545	~~W~~	198,366
Withholdings		143,223		99,844
Unearned revenue [1]		76,059		65,228
Lease liabilities		697,987		729,139
Contract liabilities [1]		373,069		365,610
Others		18,470		23,297
Less: Non-current		(429,225)		(449,526)

Current	~~W~~	1,045,128	~~W~~	1,031,958

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 20).

29

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

9.	Assets Held for Sale

In the prior period, the Group has decided to sell all of the equity holdings of ISU-kth Content Investment Cooperative, with the approval of the Board of Directors and shareholders and classified them as assets held for sale. As at March 31, 2020, the Group is in the process of selling these assets with the approval of general meeting of members.

During the prior period, the Group decided to sell some real estate, in which the amount of ~~W~~ 82,865 million was classified as assets held for sale and will be sold in the current year.

10.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	13,785,299	~~W~~	13,068,257
Changes in accounting policy [1]		—		(209,760)
Acquisition and capital expenditure		498,732		648,019
Disposal and termination		(14,640)		(12,042)
Depreciation		(639,748)		(616,763)
Transfer to investment property		(108,377)		(16,339)
Others		(23,834)		(50,249)

Ending, net	~~W~~	13,497,432	~~W~~	12,811,123

[1]	With the application of Korean IFRS 1116, the assets were reclassified from property and equipment to right-of-use assets.

Details of property and equipment provided as collateral as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	17,025	~~W~~	17,072	Borrowings and others	~~W~~	4,352	Industrial Bank of Korea/Korea Development Bank/K Bank
Others		44,744		44,014	Borrowings		3,668	Shinhan Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	December 31, 2019
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	17,097	~~W~~	18,705	Borrowings and others	~~W~~	4,347	Industrial Bank of Korea/Korea Development Bank/K Bank
Others		45,851		41,681	Borrowings		3,473	Shinhan Bank

Changes in investment properties for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	1,387,430	~~W~~	1,091,084
Acquisition		1,605		1,569
Disposal		(654)		—
Depreciation		(18,002)		(10,913)
Transfer from property and equipment		108,377		16,339
Others		5,220		—

Ending, net	~~W~~	1,483,976	~~W~~	1,098,079

As at March 31, 2020, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 60,919 million for one year or less, ~~W~~ 97,170 million more than one year and less than five years, ~~W~~ 89,840 million over five years, and ~~W~~ 247,929 million in total.

Details of investment properties provided as collateral as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	835,620	~~W~~	63,354	Deposits	~~W~~	57,214
Land and Buildings		1,896		2,277	Borrowings		1,897

(in millions of Korean won)	December 31, 2019
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	854,874	~~W~~	62,896	Deposits	~~W~~	56,831
Land and Buildings		1,915		3,044	Borrowings		1,903

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Changes in intangible assets for the three-month periods ended March 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	2,834,037	~~W~~	3,407,123
Changes in accounting policy [1]		—		(26,207)
Acquisition and capital expenditure		39,744		35,841
Disposal and termination		(3,405)		(2,169)
Amortization		(158,686)		(164,449)
Others		4,556		2,998

Ending, net	~~W~~	2,716,246	~~W~~	3,253,137

[1]	With the application of Korean IFRS 1116, the assets were reclassified from intangible assets to right-of-use assets.

The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ~~W~~ 205,090 million as at March 31, 2020 (December 31, 2019: ~~W~~ 203,240 million).

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at March 31, 2020, goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Operating Segment	Cash generating Unit	Amount
ICT	Mobile services[1]	~~W~~	65,057
Finance	BC Card Co., Ltd.[1]		41,234
Others	GENIE Music Corporation (KT Music Corporation) [1]		53,871
	PlayD Co., Ltd. (N SEARCH MARKETING Co., Ltd.) [1]		42,745
	KT Telecop Co., Ltd. [1]		15,418
	KT MOS Bukbu Co., Ltd. and others		17,008

Total		~~W~~	235,333

[1]

The recoverable amounts of telecom wireless business, BC Card Co., Ltd., PlayD Co., Ltd. (N SEARCH MARKETING Corporation) and KT Telecop Co., Ltd. are calculated based on value-in use calculations. The recoverable amounts of GENIE Music Corporation (KT Music Corporation) is calculated based on fair value less costs to sell. These calculations use pre-tax cash flow projections for the next five years based on financial budgets. Cash flow that exceeds the period of financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in discount rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

11.	Investments in Associates and Joint Ventures

Details of associates as at March 31, 2020 and December 31, 2019, are as follows:

	Percentage of ownership (%)		Location	Date of financial statements
	March 31, 2020	December 31, 2019
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-IBKC Future Investment Fund 1 [1]	50.0%	50.0%	Korea	December 31
KT-CKP New Media Investment Fund	—	49.7%	Korea	December 31
K Bank Inc. [2]	10.0%	10.0%	Korea	December 31

[1]

At the end of the reporting period, even though the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, cannot participate in determining the operating and financial policies.

[2]

At the end of the reporting period, although the Group owns less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies. Furthermore, 12.1% of non-voting convertible stock are excluded from the ownership percentage.

Changes in investments in associates and joint ventures for the three-month periods ended March 31, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
Korea Information & Technology Fund	~~W~~	163,975	~~W~~	—	~~W~~	70	~~W~~	—	~~W~~	164,045
KT-IBKC Future Investment Fund 1		14,100		—		(75)		—		14,025
KT-CKP New Media Investment Fund		134		(134)		—		—		—
K Bank Inc.		45,158		—		(5,304)		70		39,924
Others		44,293		12,630		1,845		(3,195)		55,573

	~~W~~	267,660	~~W~~	12,496	~~W~~	(3,464)	~~W~~	(3,125)	~~W~~	273,567

	2019
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
Korea Information & Technology Fund	~~W~~	148,255	~~W~~	—	~~W~~	(412)	~~W~~	—	~~W~~	147,843
KT-SB Venture Investment		4,470		(4,470)		—		—		—
KT-IBKC Future Investment Fund 1		9,961		3,250		(76)		(1,318)		11,817
KT-CKP New Media Investment Fund		281		—		16		—		297
K Bank Inc.		52,655		—		(4,538)		(307)		47,810
Others		56,785		(5,393)		5,669		(8,875)		48,186

	~~W~~	272,407	~~W~~	(6,613)	~~W~~	659	~~W~~	(10,500)	~~W~~	255,953

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

[1]

KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit (loss) from associates and joint ventures as operating revenue and expense. These include its share in net loss from associates and joint ventures of ~~W~~ 10 million (three-month period ended March 31, 2019: net income of ~~W~~ 2 million) recognized as operating revenue and expense during the period.

Summarized financial information of associates and joint ventures as at March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	March 31, 2020
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
Korea Information & Technology Fund	~~W~~	492,136	~~W~~	—	~~W~~	—	~~W~~	212
KT-IBKC Future Investment Fund 1		28,050		—		4		(150)
K Bank Inc.		1,964,490		1,783,717		18,972		(24,018)

(in millions of Korean won)	December 31, 2019				March 31, 2019
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
Korea Information & Technology Fund	~~W~~	491,924	~~W~~	—	~~W~~	—	~~W~~	(1,235)
KT-IBKC Future Investment Fund 1		28,200		—		3		(152)
KT-CKP New Media Investment Fund		270		—		35		33
K Bank Inc.		2,558,631		2,354,159		21,468		(24,136)

Due to the discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 1,259 million for the three-month period ended March 31, 2020 (three-month period ended March 31, 2019: loss of ~~W~~ 6,482 million). The accumulated comprehensive loss of associates and joint ventures as at March 31, 2020, which was not recognized by the Group, is ~~W~~ 13,858 million (December 31, 2019: ~~W~~ 12,599 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

12.	Trade and Other Payables

Details of trade and other payables as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Current liabilities
Trade payables	~~W~~	1,163,509	~~W~~	1,304,795
Other payables		5,360,575		6,292,683

Total	~~W~~	6,524,084	~~W~~	7,597,478

Non-current liabilities
Trade payables	~~W~~	1,712	~~W~~	1,733
Other payables		799,943		1,080,486

Total	~~W~~	801,655	~~W~~	1,082,219

Details of other payables as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Non-trade payables [1]	~~W~~	4,153,450	~~W~~	5,275,224
Accrued expenses		945,525		987,624
Operating deposits		864,802		910,045
Others		196,741		200,276
Less: Non-current		(799,943)		(1,080,486)

Current	~~W~~	5,360,575	~~W~~	6,292,683

[1]

Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~ 1,353,379 million related to credit card transactions are included as at March 31, 2020 (December 31, 2019: ~~W~~ 1,824,068 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

13.	Borrowings

Details of borrowings as at March 31, 2020 and December 31, 2019, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			March 31, 2020				December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD	100,000	~~W~~	122,260	USD	100,000	~~W~~	115,780
MTNP notes	Jul. 18, 2026	2.500%	USD	400,000		489,040	USD	400,000		463,120
MTNP notes	Aug. 7, 2022	2.625%	USD	400,000		489,040	USD	400,000		463,120
FR notes [2]	Aug. 23, 2020	LIBOR(3M)+0.40%	USD	200,000		244,520	USD	200,000		231,560
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.90%	USD	100,000		122,260	USD	100,000		115,780
MTNP notes	Jul. 6, 2020	0.310%	JPY	4,000,000		45,233	JPY	4,000,000		42,539
MTNP notes	Jul. 6, 2021	0.380%	JPY	16,000,000		180,933	JPY	16,000,000		170,155
MTNP notes	Nov. 13, 2020	0.300%	JPY	30,000,000		339,249	JPY	30,000,000		319,041
MTNP notes	Jul. 19, 2022	0.220%	JPY	29,600,000		334,726	JPY	29,600,000		314,787
MTNP notes	Jul. 19, 2024	0.330%	JPY	400,000		4,523	JPY	400,000		4,254
FR notes [2]	Nov. 01, 2024	LIBOR(3M)+0.98%	USD	350,000		427,910	USD	350,000		405,230
The 180-2nd Public bond	Apr. 26, 2021	4.710%		—		380,000		—		380,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%		—		250,000		—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%		—		100,000		—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%		—		90,000		—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%		—		160,000		—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%		—		190,000		—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%		—		100,000		—		100,000
The 185-2nd Public bond	Sep. 16, 2020	3.650%		—		300,000		—		300,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%		—		110,000		—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%		—		100,000		—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%		—		170,000		—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%		—		100,000		—		100,000
The 188-1st Public bond	Jan. 29, 2020	—		—		—		—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%		—		240,000		—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%		—		50,000		—		50,000
The 189-2nd Public bond	Jan. 28, 2021	1.946%		—		130,000		—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%		—		100,000		—		100,000
The 189-4rd Public bond	Jan. 28, 2036	2.351%		—		70,000		—		70,000
The 190-1st Public bond	Jan. 29, 2021	2.548%		—		110,000		—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%		—		150,000		—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%		—		170,000		—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%		—		70,000		—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%		—		220,000		—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%		—		80,000		—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%		—		110,000		—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%		—		90,000		—		90,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won and foreign currencies in thousands)			March 31, 2020			December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000

Subtotal			—		7,039,694	—		7,045,366
Less: Current portion			—		(1,168,005)	—		(1,052,032)
Discount on bonds			—		(19,854)	—		(20,780)

Total			—	~~W~~	5,851,835	—	~~W~~	5,972,554

[1]

As at March 31, 2020, the Group has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]	The Libor (3M) is approximately 1.451% as at March 31, 2020.

Short-term borrowings

(in millions of Korean won)
Type	Financial institution	Annual interest rates	March 31, 2020		December 31, 2019
Operational	NongHyup Bank	2.790%	~~W~~	15,000	~~W~~	15,000
	Shinhan Bank	2.900%~3.400%		25,025		57,500
	Korea Development Bank	3.850%		10,000		10,000
	Soohyup Bank	—		—		1,000
	Woori Bank	4.310%		312		—

Total			~~W~~	50,337	~~W~~	83,500

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			March 31, 2020				December 31, 2019
Financial institution	Type	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.500%		—	~~W~~	3,208		—	~~W~~	3,454
Industrial Bank of Korea	General loans	2.980%		—		6,000		—		6,000
Shinhan Bank	General loans	2.810%		—		5,000		—		5,000
	General loans	LIBOR(3M)+2.130%	USD	25,000		30,565		—		—
	Facility loans	LIBOR(3M)+1.340%	USD	25,918		31,687	USD	25,918		30,008
	Vessel facility loans [2]	LIBOR(3M)+0.706%	USD	3,000		3,668	USD	3,000		3,473
NongHyup Bank	Facility loans	2.000%		—		73		—		79
Korea Development Bank	General loans	3.020%		—		10,000		—		10,000
	General loans	3.310%		—		30,000		—		30,000
Others	Redeemable convertible preferred stock [3]	1.000%		—		950		—		950
	Kookmin Bank and other [2]	LIBOR(3M)+1.850%	USD	78,169		95,569	USD	87,940		101,816

Subtotal						216,720				190,780
Less: Current portion						(52,920)				(50,192)

Total					~~W~~	163,800			~~W~~	140,588

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR(3M) is approximately 1.451% as at March 31, 2020.
[3]	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value of ~~W~~ 500 per share in 2010.

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at March 31, 2020, is as follows:

(in millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Apr. 1, 2020 ~ Mar. 31, 2021	~~W~~	540,000	~~W~~	629,002	~~W~~	1,169,002	~~W~~	51,805	~~W~~	51,452	~~W~~	103,257	~~W~~	1,272,259
Apr. 1, 2021 ~ Mar. 31, 2022		1,040,000		180,933		1,220,933		51,518		47,784		99,302		1,320,235
Apr. 1, 2022 ~ Mar. 31, 2023		490,000		823,766		1,313,766		31,083		31,688		62,771		1,376,537
Apr. 1, 2032 ~ Mar. 31, 2024		270,000		122,260		392,260		493		—		493		392,753
After Apr. 1, 2024		1,900,000		1,043,733		2,943,733		1,234		—		1,234		2,944,967

Total	~~W~~	4,240,000	~~W~~	2,799,694	~~W~~	7,039,694	~~W~~	136,133	~~W~~	130,924	~~W~~	267,057	~~W~~	7,306,751

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

14.	Provisions

Changes in provisions for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,241	~~W~~	113,289	~~W~~	76,631	~~W~~	254,161
Increase (transfer)		112		3,505		2,080		5,697
Usage		—		(512)		(864)		(1,376)
Reversal		—		(288)		(950)		(1,238)

Ending balance	~~W~~	64,353	~~W~~	115,994	~~W~~	76,897	~~W~~	257,244

Current	~~W~~	64,241	~~W~~	20,326	~~W~~	73,702	~~W~~	158,269
Non-current		112		95,668		3,195		98,975

(in millions of Korean won)	2019
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	58,760	~~W~~	118,828	~~W~~	97,868	~~W~~	275,456
Increase (transfer)		224		(3,027)		1,981		(822)
Usage		(34,143)		(311)		(4,662)		(39,116)
Reversal		—		(1,798)		30		(1,768)

Ending balance	~~W~~	24,841	~~W~~	113,692	~~W~~	95,217	~~W~~	233,750

Current	~~W~~	14,513	~~W~~	1,750	~~W~~	92,955	~~W~~	109,218
Non-current		10,328		111,942		2,262		124,532

15.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at March 31, 2020 and December 31, 2019, are determined as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	2,420,007	~~W~~	2,427,351
Fair value of plan assets		(2,008,447)		(2,069,710)

Liabilities	~~W~~	416,358	~~W~~	365,663

Assets	~~W~~	4,798	~~W~~	8,022

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Changes in the defined benefit obligations for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	2,427,351	~~W~~	2,201,876
Current service cost		60,545		59,769
Interest expense		10,817		11,576
Benefit paid		(83,307)		(15,420)
Remeasurements		2,707		358
Others		1,894		—

Ending	~~W~~	2,420,007	~~W~~	2,258,159

Changes in the fair value of plan assets for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	2,069,710	~~W~~	1,643,046
Interest income		9,213		8,827
Remeasurements on plan assets		1,727		11
Employer contributions		1,640		647
Benefits paid		(73,305)		(19,016)
Others		(538)		—

Ending	~~W~~	2,008,447	~~W~~	1,633,515

Amounts recognized in the consolidated statement of profit or loss for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Current service cost	~~W~~	60,545	~~W~~	59,769
Net interest cost		1,604		2,749
Transfer out		(3,412)		(2,870)

Total expenses	~~W~~	58,737	~~W~~	59,648

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

16.	Commitments and Contingencies

As at March 31, 2020, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,637,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	3,208
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	467,660	19,551
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	6,455
Loans for working capital	Korea Development Bank and others	KRW	252,360	150,860
Facility loans	Shinhan Bank and others	KRW	102,123	74
	Kookmin Bank and others	USD	212,000	78,169
Facility loans on ships	Shinhan Bank	USD	3,000	3,000
Derivatives transaction limit	Korea Development Bank	KRW	100,000	6,888
Total		KRW	2,646,843	187,036
		USD	215,000	81,169

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

As at March 31, 2020, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	146,116
		USD	8,569
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD	5,980
Guarantee for advances received refunds	Korea Development Bank	USD	1,859
Guarantee for payment in foreign currency	KEB Hana Bank and others	USD	26,911
		PLN[1]	13,751
Comprehensive credit line	KEB Hana Bank and others	KRW	40,000
		USD	10,000
Bid guarantee	KEB Hana Bank	USD	400
Bid guarantee	Korea Software Financial Cooperative and others	KRW	42,581
Performance guarantee / warranty guarantee		KRW	460,871
Guarantee for advance payments/others		KRW	218,267
Warranty guarantee	Seoul Guarantee Insurance	KRW	555
Bid guarantee		KRW	180
Guarantees for licensing		KRW	4,953
Guarantees for deposits		KRW	6,508
Merchant business guarantee insurance		KRW	170
Total		KRW	920,201
		USD	53,719
		PLN[1]	13,751

[1]	Polish Zloty.

As at March 31, 2020, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc.	Busan Gaya Centreville Buyers	Shinhan Bank	4,907	4,907	Nov. 10, 2017 ~ Oct. 31, 2020
KT Estate Inc.	Daegu Beomeo-Crossroads SeohanIDaum Buyers	Shinhan Bank	7,991	7,975	Oct. 29, 2017 ~ Nov. 30, 2020
KT Hitel Co., Ltd.	Shinhan Bank	Cash payers	683	—	Apr. 19, 2019 ~ Apr. 17, 2020

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at March 31, 2020, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 1,823 million.

For the three-month period ended March 31, 2020, the Group made agreements with the Securitization Specialty Companies (2020: Giga LTE Forty nineth Securitization Specialty Co., Ltd., 2019: Giga LTE Forty third to Forty eighth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

As at March 31, 2020, the Group is a defendant in 175 lawsuits with the total claimed amount of ~~W~~ 93,811 million (2019: ~~W~~ 214,877 million). As at March 31, 2020, litigation provisions of ~~W~~ 64,353 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the cases cannot be estimated as at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

As at March 31, 2020, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at March 31, 2020, the contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~ 679,288 million (December 31, 2019: ~~W~~ 851,798 million).

17.	Leases

Set out below is information for leases when the Group is a lessee. Information when the Group is a lessor is described in Note 10.

The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	March 31, 2020		December 31, 2019
Right-of-use assets
Property and building	~~W~~	525,162	~~W~~	540,787
Machinery and track facilities		134,941		140,296
Others		100,043		107,414

Total	~~W~~	760,146	~~W~~	788,497

Investment property (buildings)	~~W~~	42,993	~~W~~	50,010

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	March 31, 2020		December 31, 2019
Lease liabilities[1]
Current	~~W~~	348,350	~~W~~	355,833
Non-current		349,637		373,306

	~~W~~	697,987	~~W~~	729,139

[1]	Included in the line items ‘Other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Note 8).

For the three-month period ended March 31, 2020, right-of-use assets increased to ~~W~~ 75,534 million.

The consolidated statement of profit or loss shows the following amounts relating to leases:

(in millions of Korean won)	2020		2019
Depreciation of right-of-use assets
Property and building	~~W~~	73,023	~~W~~	77,449
Machinery and track facilities		16,699		22,522
Others		13,908		11,261

	~~W~~	103,630	~~W~~	111,232

Depreciation of investment properties	~~W~~	5,638	~~W~~	4,078
Interest expense relating to lease liabilities		8,780		9,146
Expense relating to short-term leases		2,653		1,287
Expense relating to leases of low-value assets that are not short-term leases		4,898		7,536
Expense relating to variable lease payments not included in lease liabilities		1,903		—

The total cash outflow for leases in 2020 was ~~W~~ 96,508 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

18.	Retained Earnings

Details of retained earnings as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,141,453		6,203,574

Total	~~W~~	11,575,064	~~W~~	11,637,185

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments.

19.	Other Components of Equity

The Group’s other components of equity as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Treasury stock	~~W~~	(825,838)	~~W~~	(825,838)
Gain on disposal of treasury stock		2,919		1,229
Share-based payments		9,368		7,769
Equity transaction within consolidated entities [1]		(345,986)		(353,243)

Total	~~W~~	(1,159,537)	~~W~~	(1,170,083)

[1]	Includes profit or loss from transactions with non-controlling interests and investment differences from changes in equity ratios of subsidiaries.

As at March 31, 2020 and December 31, 2019, the details of treasury stock are as follows:

	March 31, 2020		December 31, 2019
Number of shares		15,870,258		15,870,258
Amount (in millions of Korean won)	~~W~~	825,838	~~W~~	825,838

Treasury stock is expected to be used for the stock compensation for the Group’s directors, employees and other purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

20.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss for the three-month periods ended March 31, 2020 and 2019:

(in millions of Korean won)	2020		2019
Revenue from contracts with customers	~~W~~	5,780,830	~~W~~	5,780,610
Revenue from other sources		50,886		53,767

Total revenue	~~W~~	5,831,716	~~W~~	5,834,377

Operating revenues for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Services provided	~~W~~	5,032,265	~~W~~	4,974,680
Sale of goods		799,451		859,697

Total	~~W~~	5,831,716	~~W~~	5,834,377

Revenues from services provided are recognized over time, and sales of goods are recognized at a point of time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

The contract assets and liabilities recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Contract assets [1]	~~W~~	679,113	~~W~~	703,078
Contract liabilities [1]		394,720		413,442
Deferred revenue [2]		91,926		92,557

[1]

The Group recognized contract assets of ~~W~~ 138,182 million and contract liabilities of ~~W~~ 21,651 million for longterm construction contracts as at March 31, 2020 (2019: contract assets of ~~W~~ 146,037 million and contract liabilities of ~~W~~ 47,832 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Incremental costs of contract establishment	~~W~~	1,732,732	~~W~~	1,764,009
Costs of Contract performance		92,170		85,234

The Group recognized ~~W~~ 432,740 million of operating expenses in the current reporting period (2019: ~~W~~ 380,016 million) which relate to contract cost assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

For the three-month periods ended March 31, 2020 and 2019, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2020		2019
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Allocation of the transaction price	~~W~~	76,259	~~W~~	83,527
Deferred revenue of joining/installment fees		10,591		12,737

Total		86,850		96,264

21.	Operating Expenses

Operating expenses for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Salaries and wages	~~W~~	1,003,946	~~W~~	983,797
Depreciation		651,292		627,676
Depreciation of right-of-use assets		103,630		115,310
Amortization of intangible assets		157,814		164,449
Commissions		245,688		218,035
Interconnection charges		131,302		139,707
International interconnection fees		44,879		55,491
Purchase of inventories		957,702		922,280
Changes of inventories		30,841		37,568
Sales commissions		531,278		548,339
Service costs		454,843		376,094
Utilities		86,618		76,479
Taxes and dues		61,505		64,478
Rent		31,810		36,847
Insurance premiums		18,322		18,233
Installation fees		24,745		39,543
Advertising expenses		26,136		29,479
Research and development expenses		39,951		40,048
Card service costs		682,746		739,217
Others		163,590		199,217

Total	~~W~~	5,448,638	~~W~~	5,432,287

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Details of employee benefits for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Short-term employee benefits	~~W~~	923,380	~~W~~	906,854
Post-employment benefits (defined benefits)		58,737		59,648
Post-employment benefits (defined contributions)		14,795		13,231
Share-based payments		1,599		1,489
Others		5,435		2,575

Total	~~W~~	1,003,946	~~W~~	983,797

22.	Other Income and Other Expenses

Other income for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Gain on disposal of property and equipment and investment properties	~~W~~	7,668	~~W~~	7,605
Gain on disposal of intangible assets		1,715		256
Gain on disposal of right-of-use assets		379		1,273
Compensation on property and equipment		28,948		19,771
Gain on government subsidies		4,177		3,467
Others		5,970		31,697

Total	~~W~~	48,857	~~W~~	64,069

Other expenses for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Loss on disposal of property and equipment	~~W~~	15,600	~~W~~	11,140
Loss on disposal of intangible assets		672		1,947
Loss on disposal of right-of-use assets		1,040		700
Loss on disposal of associates		25		3,473
Donations		257		21,821
Other allowance for bad debts		9,064		4,767
Others		32,335		19,742

Total	~~W~~	58,993	~~W~~	63,590

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

23.	Financial Income and Costs

Details of financial income for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Interest income	~~W~~	68,544	~~W~~	69,406
Gain on foreign currency transactions		6,063		1,624
Gain on foreign currency translation		8,333		3,482
Gain on settlement of derivatives		356		—
Gain on valuation of derivatives		157,143		39,674
Others		1,209		3,215

Total	~~W~~	241,648	~~W~~	117,401

Details of financial costs for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Interest expenses	~~W~~	68,360	~~W~~	73,710
Loss on foreign currency transactions		4,952		3,602
Loss on foreign currency translation		166,232		43,256
Loss on settlement of derivatives		14		—
Loss on valuation of derivatives		685		74
Loss on disposal of trade receivables		2,217		1,930
Others		1,495		336

Total	~~W~~	243,955	~~W~~	122,908

24.	Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. As at 31 March, 2020, the estimated average annual income tax rate used for the year ending December 31, 2020 is 38.29%.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

25.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the three-month periods ended March 31, 2020 and 2019, are calculated as follows:

	2020		2019
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	208,315	~~W~~	231,090
Weighted average number of ordinary shares outstanding (in number of shares)		245,241,550		245,144,768
Basic earnings per share (in Korean won)	~~W~~	849	~~W~~	943

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible redeemable preferred stocks and other share-based payments.

Diluted earnings per share from operations for the three-month periods ended March 31, 2020 and 2019, are calculated as follows:

	2020		2019
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	208,315	~~W~~	231,090
Adjusted net income attributable to ordinary shares (in millions of Korean won)		(15)		—
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	208,300	~~W~~	231,090
Number of dilutive potential ordinary shares outstanding (in number of shares)		—		—
Weighted average number of ordinary shares outstanding (in number of shares)		245,241,550		245,144,768
Diluted earnings per share (in Korean won)	~~W~~	849	~~W~~	943

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares excluding other share-based payments without dilutive effect.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

26.	Cash Generated from Operations

Cash flows from operating activities for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
1. Profit for the period	~~W~~	226,586	~~W~~	259,770
2. Adjustments for:
Income tax expense		140,596		137,951
Interest income [1]		(73,475)		(75,099)
Interest expense [1]		68,514		73,838
Dividend income		(1,344)		(1,260)
Depreciation		657,750		627,676
Amortization of intangible assets		158,686		164,449
Depreciation of right-of-use assets		103,630		115,310
Provisions for severance benefits (defined benefits)		62,149		59,648
Allowance for bad debts		30,159		28,641
Share of net profit or loss of associates and joint ventures		3,453		(659)
Loss on disposal of associates and joint ventures		25		3,473
Loss on disposal of property and equipments, and investment properties		7,932		3,535
Loss on disposal of right-of-use assets		661		573
Loss (gain) on disposal of intangible assets		(1,043)		1,691
Loss on foreign currency translation		157,899		39,774
Gain on valuation of derivatives		(156,800)		(39,600)
Loss on disposal of financial assets at amortized cost		1		1
Gain on disposal of financial assets at fair value through profit or loss		(132)		(1,868)
Loss (gain) on valuation of financial assets at fair value through profit or loss		1,076		(291)
Others		69,018		35,636
3. Changes in operating assets and liabilities
Increase in trade receivables		(26,973)		(196,692)
Decrease in other receivables		607,929		17,155
Increase in other current assets		(35,791)		(127,472)
Increase in other non-current assets		(15,604)		(40,575)
Decrease in inventories		24,059		35,673
Decrease in trade payables		(153,260)		(96,289)
Decrease in other payables		(893,099)		(19,088)
Increase (decrease) in other current liabilities		(1,722)		121,750
Increase in other non-current liabilities		4,563		20,933
Increase (decrease) in provisions		1,094		(35,892)
Increase(decrease) in deferred revenue		1,055		(115)
Decrease in plan assets		71,884		33,962
Payment of severance benefits		(86,752)		(33,338)

4. Cash generated from operations(1+2+3)	~~W~~	952,724	~~W~~	1,113,201

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income ~~W~~ 4,931 million (three-month period ended March 31, 2019: ~~W~~ 5,693 million) recognized as operating revenue and expenses recognized as operating expenses are ~~W~~ 154 million (three-month period ended March 31, 2019: ~~W~~ 128 million)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Significant transactions not affecting cash flows for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Reclassification of the current portion of borrowings	~~W~~	240,016	~~W~~	160,132
Reclassification of construction-in-progress to property and equipment		331,085		336,961
Reclassification of other payable from property and equipment		(392,239)		(27,082)
Reclassification of other payable from intangible assets		(336,346)		(352,723)
Reclassification of other payable from defined benefit liability		(3,445)		(17,918)
Reclassification of other payable from plan assets		(220)		(15,593)
Increase in dividend payable		310,519		305,160

27.	Changes in Liabilities Arising from Financing Activities

(in millions of Korean won)	2020
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	7,298,867	~~W~~	(173,807)	~~W~~	312	~~W~~	160,646	~~W~~	—	~~W~~	878	~~W~~	7,286,896
Lease liabilities		729,139		(87,054)		74,055		9		10		(18,172)		697,987
Derivative liabilities		20,096		(261)		—		(200)		1,926		(18,451)		3,110
Derivative assets		(58,576)		(440)		—		(144,327)		16,329		8,964		(178,050)

Total	~~W~~	7,989,526	~~W~~	(261,562)	~~W~~	74,367	~~W~~	16,128	~~W~~	18,265	~~W~~	(26,781)	~~W~~	7,809,943

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	2019
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	6,648,294	~~W~~	99,858	~~W~~	—	~~W~~	40,327	~~W~~	—	~~W~~	1,605	~~W~~	6,790,084
Lease liabilities		163,858		(108,252)		691,984		—		566		120,578		868,734
Derivative liabilities		65,067		—		—		(10,244)		(5,697)		(12,566)		36,560
Derivative assets		(29,843)		—		—		(26,245)		(6,466)		11,199		(51,355)

Total	~~W~~	6,847,376	~~W~~	(8,394)	~~W~~	691,984	~~W~~	3,838	~~W~~	(11,597)	~~W~~	120,816	~~W~~	7,644,023

28.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business and others

Satellite TV	Satellite TV business

Others	IT, facility security and global business, and others

Details of operating revenues and profit by each segment for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Operating revenues		Operating profit		Depreciation and amortization [1]
ICT	~~W~~	4,429,067	~~W~~	299,605	~~W~~	813,908
Finance		800,250		33,302		7,898
Satellite TV		167,915		24,211		21,740
Others		1,306,726		28,599		90,100

		6,703,958		385,717		933,646
Elimination		(872,242)		(2,639)		(20,909)

Consolidated amount	~~W~~	5,831,716	~~W~~	383,078	~~W~~	912,737

(in millions of Korean won)	2019
	Operating revenues		Operating profit		Depreciation and amortization [1]
ICT [2]	~~W~~	4,334,284	~~W~~	296,445	~~W~~	811,693
Finance		866,634		47,320		6,721
Satellite TV		170,699		21,098		24,027
Others		1,333,064		37,787		84,564

		6,704,681		402,650		927,005
Elimination		(870,304)		(560)		(19,569)

Consolidated amount	~~W~~	5,834,377	~~W~~	402,090	~~W~~	907,436

[1]	Sum of depreciation of property and equipment, investment properties, right-of-use assets and amortization of intangible assets.

[2]	The prior year segment reporting has been reclassified to reflect the current year changes for comparability purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Operating revenues for the three-month periods ended March 31, 2020 and 2019, and non-current assets as at March 31, 2020 and December 31, 2019, by geographical region, are as follows:

(in millions of Korean won)	Operating revenues				Non-current assets [1]
Location	2020		2019		March 31, 2020		December 31, 2019
Domestic	~~W~~	5,813,523	~~W~~	5,819,311	~~W~~	18,372,167	~~W~~	18,718,584
Overseas		18,193		15,066		85,633		76,679

Total	~~W~~	5,831,716	~~W~~	5,834,377	~~W~~	18,457,800	~~W~~	18,795,263

[1]	Non-current assets include property and equipment, intangible assets, investment properties, and right-of-use-assets

29.	Related Party Transactions

The list of related party of the Group as at March 31, 2020, is as follows:

Relationship	Name of Entity
Associates and joint ventures

Korea Information & Technology Investment Fund, K- Realty CR-REITs No.1,

Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited,

CU Industrial Development Co., Ltd., KD Living, Inc., Oscar Ent. Co., Ltd.,

LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank, Inc.,

ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd.,

KT-DSC creative economy youth start-up investment fund,

Korea electronic Vehicle charging service, K-REALTY RENTAL HOUSING REIT 2,

AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1,

Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co.,Ltd.,

Alliance Internet Corp., Little big pictures, Virtual Realm Sendirian Berhad,

KT Philippines Co., Ltd., KT-Smart Factory Investment Fund, Studio&NEW Co., Ltd., Studio Discovery Co., Ltd.

Others [1]	KT ENGCORE Co., Ltd., KHS Corp.

[1]

Although the entity is not the related party of the Group in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Group also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Outstanding balances of receivables and payables in relations to transactions with related parties as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)		March 31, 2020
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	286	~~W~~	23,100	~~W~~	—	~~W~~	—	~~W~~	49,981
	K Bank, Inc.		495		10,657		—		561		—
	Others		145		1,208		—		636		—
Others	KT ENGCORE Co., Ltd.		2,859		4,424		73		85,877		42
	KHS Corp.		—		—		—		1		—

Total		~~W~~	3,785	~~W~~	39,389	~~W~~	73	~~W~~	87,075	~~W~~	50,023

(in millions of Korean won)		December 31, 2019
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	608	~~W~~	23,100	~~W~~	—	~~W~~	—	~~W~~	57,907
	K Bank, Inc.		583		13,664		—		557		—
	Others		434		1,177		—		711		—
Others	KT ENGCORE Co., Ltd.		4,497		9,517		1,169		148,503		74
	KHS Corp.		—		—		—		2		—

Total		~~W~~	6,122	~~W~~	47,458	~~W~~	1,169	~~W~~	149,773	~~W~~	57,981

Significant transactions with related parties for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)		2020
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	326	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc.		4,278		—		1,858		—
	Others		154		37		2,385		—
Others	KT ENGCORE Co., Ltd.		1,827		—		21,403		51,427
	KHS		27		—		3.763		—

Total		~~W~~	6,612	~~W~~	37	~~W~~	29,409	~~W~~	51,427

[1]	Amounts include acquisition of property and equipment, and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)		2019
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	322	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc.		4,057		—		2,019		—
	KD Living, Inc.		8		—		1,315		—
	Daiwon Broadcasting Co., Ltd.		—		—		1,654		—
	Others		444		55		7		—
Others	KT ENGCORE Co., Ltd.		775		—		22,399		26,053

Total		~~W~~	5,606	~~W~~	55	~~W~~	27,394	~~W~~	26,053

1 Amounts include acquisition of property and equipment, and others.

(in millions of Korean won)		2020				2019
		Finance costs		Finance income		Finance costs		Finance income
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	398	~~W~~	2,261	~~W~~	828	~~W~~	8,744
	Daiwon Broadcasting Co., Ltd.		—		—		—		77
	Others		—		43		—		69
Others	KT ENGCORE Co., Ltd		1		—		1		—

Total		~~W~~	399	~~W~~	2,304	~~W~~	829	~~W~~	8,890

Key management compensation for the three-month periods ended March 31, 2020 and 2019, consists of:

(in millions of Korean won)	2020		2019
Salaries and other short-term benefits	~~W~~	476	~~W~~	511
Post-employment benefits		74		99
Stock-based compensation		183		220

Total	~~W~~	733	~~W~~	830

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Fund transactions with related parties for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Repayments		Equity contributions in cash and others
Associates and Joint ventures
K- Realty CR-REITs No.1	~~W~~	7,190	~~W~~	—
Daiwon Broadcasting Co., Ltd.,		—		—
Studio&NEW Co., Ltd.		—		8,333
Studio Discovery Co., Ltd.		—		1,500
KT-Smart Factory Investment Fund		—		2,800
KT-CKP new media investment fund		—		(148)
Others
KT ENGCORE Co., Ltd		34		46,800

Total	~~W~~	7,224	~~W~~	59,285

(in millions of Korean won)	2019
	Repayments		Equity contributions in cash and others
Associates and Joint ventures
KT-IBKC future investment fund 1	~~W~~	—	~~W~~	3,750
Virtual Realm Sendirian Berhad		—		562
KT-DSC creative economy youth start-up investment fund		—		(360)
K- Realty CR-REITs No.1		6,980		—
Others		34		—

Total	~~W~~	7,014	~~W~~	3,952

At the end of the reporting period, there are no collateral and payment guarantees provided by the related parties.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

30.	Fair Value

(1) Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020			December 31, 2019
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,627,056	[1]	~~W~~	2,305,894	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		5,287,371	[1]		5,796,207	[1]
Financial assets at fair value through other comprehensive income		1,258,204	1,258,204		1,256,266	1,256,266
Other financial assets
Financial assets measured at amortized cost		496,035	[1]		441,804	[1]
Financial assets at fair value through profit or loss		679,277	679,277		632,324	632,324
Financial assets at fair value through other comprehensive income		485,560	485,560		557,342	557,342
Derivative financial assets for hedging		177,866	177,866		58,576	58,576

Total	~~W~~	10,011,369		~~W~~	11,048,413

Financial liabilities
Trade and other payables		7,325,739	[1]		8,679,697	[1]
Borrowings		7,286,897	[1]		7,298,867	[1]
Other financial liabilities
Financial liabilities at amortized cost		138,115	[1]		129,945	[1]
Financial liabilities at fair value through profit or loss		62	62		38	38
Derivative financial liabilities for hedging		3,047	3,047		20,096	20,096

Total	~~W~~	14,753,860		~~W~~	16,128,643

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair value disclosure.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(2) Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,258,204	~~W~~	—	~~W~~	1,258,204
Other financial assets
Financial assets at fair value through profit or loss		94		181,457		497,726		679,277
Financial assets at fair value through other comprehensive income		4,010		435,321		46,229		485,560
Derivative financial assets for hedging		—		129,273		48,593		177,866

Total	~~W~~	4,104	~~W~~	2,004,255	~~W~~	592,548	~~W~~	2,600,907

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	62	~~W~~	—	~~W~~	62
Derivative financial liabilities for hedging		—		3,047		—		3,047

Total	~~W~~	—	~~W~~	3,109	~~W~~	—	~~W~~	3,109

(in millions of Korean won)	December 31, 2019
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,256,266	~~W~~	—	~~W~~	1,256,266
Other financial assets
Financial assets at fair value through profit or loss		232		136,951		495,141		632,324
Financial assets at fair value through other comprehensive income		6,738		508,550		42,054		557,342
Derivative financial assets for hedging		—		40,788		17,788		58,576

Total	~~W~~	6,970	~~W~~	1,942,555	~~W~~	554,983	~~W~~	2,504,508

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	38	~~W~~	—	~~W~~	38
Derivative financial liabilities for hedging		—		20,096		—		20,096

Total	~~W~~	—	~~W~~	20,134	~~W~~	—	~~W~~	20,134

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(3) Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(In millions of Korean won)
	2020
	Financial assets
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging
Beginning balance	~~W~~	495,141	~~W~~	42,054	~~W~~	17,788
Purchases		89,813		4,771		—
Reclassifications		(1,245)		—		—
Disposals		(86,553)		(129)		—
Amount recognized in profit or loss		570		24		25,574
Amount recognized in other comprehensive income		—		(491)		5,231

Ending balance	~~W~~	497,726	~~W~~	46,229	~~W~~	48,593

(In millions of Korean won)	2019
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	163,600	~~W~~	311,536	~~W~~	(10,183)	~~W~~	7,758
Purchases		8,619		76,002		—		—
Sales		(20,156)		(3,995)		—		—
Amount recognized in profit or loss[1]		8		—		7,524		—
Amount recognized in other comprehensive income		—		(36)		4,801		—

Ending balance	~~W~~	152,071	~~W~~	383,507	~~W~~	2,142	~~W~~	7,758

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(4) Valuation Techniques and Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,258,204	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		679,183	2,3	DCF Model, Adjusted Net Asset model
Financial assets at fair value through other comprehensive income		481,550	2,3	DCF Model Comparable Company Analysis
Derivative financial assets for hedging		177,866	2,3	DCF Model, Hull-White model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	62	2	DCF Model
Derivative financial liabilities for hedging		3,047	2	DCF Model

(in millions of Korean won)	December 31, 2019
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,256,266	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		632,092	2,3	DCF Model, Adjusted Net Asset model
Financial assets at fair value through other comprehensive income		550,604	2,3	DCF Model, Comparable Company Analysis
Derivative financial assets for hedging		58,576	2,3	DCF Model, Hull-White model

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	38	2	DCF Model
Derivative financial liabilities for hedging		20,096	2	DCF Model

(5) Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discuss valuation processes and results with the CFO in line with the Group’s closing dates.

(6) Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred differences for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	3,682	~~W~~	5,107
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(356)		(356)

IV. Ending balance (I+II+III)	~~W~~	3,326	~~W~~	4,751

31.	Events after Reporting Period

(1) In accordance with the resolution of The Board of Directors on April 14, 2020, BC Card, a subsidiary of the Group, decided to sell all or part of shares in Mastercard Inc. amounting to ~~W~~ 429,400 million as at March 31, 2020.

(2) The Group is expected to consolidate KT ENGCORE Co., Ltd. as a subsidiary, as the entity has completed its court rehabilitation proceedings on April 28, 2020.

KT Corporation

Separate Interim Financial Statements

March 31, 2020 and 2019

KT Corporation

Index

March 31, 2020 and 2019

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the

“Company”). These financial statements consist of the separate interim statement of financial position of the Company as at March 31, 2020, and the related separate interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2020 and 2019, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100, Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2019, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 10, 2020. The separate statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

May 15, 2020

Seoul, Korea

This report is effective as of May 15, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation

Separate Interim Statements of Financial Position

March 31, 2020 and December 31, 2019

(in millions of Korean won)	Notes	March 31, 2020 (Unaudited)		December 31, 2019
Assets
Current assets
Cash and cash equivalents	4	~~W~~	754,049	~~W~~	1,328,397
Trade and other receivables, net	4,5		3,490,206		3,231,008
Other financial assets	4,6		134,742		100,830
Inventories, net	7		439,379		477,138
Current tax assets			—		64,967
Current assets held for sale	9		82,865		82,865
Other current assets	8		1,983,221		1,951,064

Total current assets			6,884,462		7,236,269

Non-current assets
Trade and other receivables, net	4,5		954,393		1,063,440
Other financial assets	4,6		289,486		179,240
Property and equipment, net	10		11,284,558		11,447,952
Right-of-use assets	17		673,584		714,968
Investment properties, net	10		755,846		769,019
Intangible assets, net	10		2,122,330		2,239,882
Investments in subsidiaries, associates and joint ventures	11		3,518,945		3,501,391
Other non-current assets	8		585,471		581,693

Total non-current assets			20,184,613		20,497,585

Total assets		~~W~~	27,069,075	~~W~~	27,733,854

3

KT Corporation

Separate Interim Statements of Financial Position

March 31, 2020 and December 31, 2019

(in millions of Korean won)	Notes	March 31, 2020 (Unaudited)		December 31, 2019
Liabilities
Current liabilities
Trade and other payables	4,12	~~W~~	4,276,850	~~W~~	4,729,683
Borrowings	4,13		1,168,498		1,052,526
Current tax liabilities			63,871		—
Provisions	14		152,108		167,729
Deferred income			41,829		45,754
Other current liabilities	8		783,242		768,961

Total current liabilities			6,486,398		6,764,653

Non-current liabilities
Trade and other payables	4,12		744,112		1,028,886
Borrowings	4,13		5,854,549		5,975,514
Other financial liabilities	4,6		2		18,632
Net defined benefit liabilities	15		301,194		274,598
Provisions	14		85,668		69,990
Deferred income	20		90,259		91,703
Deferred tax liabilities			186,182		206,440
Other non-current liabilities	8		384,960		406,737

Total non-current liabilities			7,646,926		8,072,500

Total liabilities			14,133,324		14,837,153

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	18		10,919,597		10,869,987
Accumulated other comprehensive income			9,600		23,449
Other components of equity	19		(998,203)		(1,001,492)

Total equity			12,935,751		12,896,701
Total liabilities and equity		~~W~~	27,069,075	~~W~~	27,733,854

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three-Month Periods Ended March 31, 2020 and 2019

		Three Month Period Ended March 31
(in millions of Korean won, except per share amounts)	Notes	2020 (Unaudited)		2019 (Unaudited)
Operating revenue	20	~~W~~	4,429,067	~~W~~	4,334,284
Operating expenses	21		4,129,462		4,037,839

Operating profit			299,605		296,445
Other income	22		162,572		165,397
Other expenses	22		29,462		56,836
Finance income	23		226,431		106,287
Finance costs	23		225,332		114,110

Profit before income tax expense			433,814		397,183
Income tax expense			113,789		104,548

Profit for the period		~~W~~	320,025	~~W~~	292,635

Earnings per share
Basic earnings per share	25	~~W~~	1,305	~~W~~	1,194
Diluted earnings per share	25		1,305		1,194

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2020 and 2019

		Three Month Period Ended March 31
(in millions of Korean won)	Notes	2020 (Unaudited)		2019 (Unaudited)
Profit for the period		~~W~~	320,025	~~W~~	292,635
Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	15		1,041		27
Loss on valuation of financial instruments at fair value through other comprehensive income			(792)		(85)
Items that may be subsequently reclassified to profit or loss
Valuation gain on cash flow hedge	6		96,972		34,936
Other comprehensive income from cash flow hedges reclassified to profit or loss			(110,029)		(26,896)

Other comprehensive income for the period, net of tax			(12,808)		7,982

Total comprehensive income for the period		~~W~~	307,217	~~W~~	300,617

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2020 and 2019

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity
Balance as at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,740,042	~~W~~	(11,251)	~~W~~	(1,021,820)	~~W~~	12,711,728
Changes in accounting policies			—		—		(6,149)		—		—		(6,149)
Comprehensive income
Profit for the period			—		—		292,635		—		—		292,635
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(85)		—		(85)
Remeasurements of net defined benefit liabilities	15		—		—		27		—		—		27
Valuation gain on cash flow hedge	6		—		—		—		8,040		—		8,040

Total comprehensive income for the period			—		—		292,662		7,955		—		300,617

Transactions with owners
Dividends paid			—		—		(269,659)		—		—		(269,659)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—
Others			—		—		—		—		1,489		1,489

Subtotal			—		—		(284,828)		—		16,658		(268,170)

Balance as at March 31, 2019 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,741,727	~~W~~	(3,296)	~~W~~	(1,005,162)	~~W~~	12,738,026

Balance as at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,869,987	~~W~~	23,449	~~W~~	(1,001,492)	~~W~~	12,896,701
Comprehensive income
Profit for the period			—		—		320,025		—		—		320,025
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(792)		—		(792)
Remeasurements of net defined benefit liabilities	15		—		—		1,041		—		—		1,041
Valuation loss on cash flow hedge	6		—		—		—		(13,057)		—		(13,057)

Total comprehensive income for the period			—		—		321,066		(13,849)		—		307,217

Transactions with owners
Dividends paid			—		—		(269,766)		—		—		(269,766)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—
Others			—		—		—		—		1,599		1,599

Subtotal			—		—		(271,456)		—		3,289		(268,167)

Balance as at March 31, 2020 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,919,597	~~W~~	9,600	~~W~~	(998,203)	~~W~~	12,935,751

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2020 and 2019

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2020 (Unaudited)		2019 (Unaudited)
Cash flows from operating activities
Cash generated from operations	26	~~W~~	915,273	~~W~~	983,565
Interest paid			(65,745)		(64,475)
Interest received			55,374		60,109
Dividends received			2,262		9,247
Income tax paid			(972)		(17,453)

Net cash inflow from operating activities			906,192		970,993

Cash flows from investing activities
Collection of loans			15,332		13,860
Disposal of investments in subsidiaries, associates and joint ventures			109		3,550
Disposal of property and equipment			6,902		8,287
Disposal of intangible assets			677		—
Disposal of right-of-use assets			21		1,872
Loans granted			(8,508)		(11,398)
Acquisition of current financial assets at amortized cost			—		(22,034)
Acquisition of financial assets at fair value through profit or loss			(30,873)		(1,125)
Acquisition of investments in subsidiaries, associates and joint ventures			(17,681)		(14,752)
Acquisition of property and equipment			(839,467)		(635,532)
Acquisition of intangible assets			(357,499)		(354,062)
Acquisition of right-of-use assets			(1,347)		(1,635)

Net cash outflow from investing activities			(1,232,334)		(1,012,969)

Cash flows from financing activities
Proceeds from borrowings			—		498,450
Repayments of borrowings			(160,247)		(400,247)
Decrease in lease liabilities			(87,837)		(86,017)

Net cash outflow from financing activities	27		(248,084)		12,186

Effect of exchange rate change on cash and cash equivalents			(122)		169

Net decrease in cash and cash equivalents			(574,348)		(29,621)
Cash and cash equivalents
Beginning of the period			1,328,397		1,779,745

End of the period		~~W~~	754,049	~~W~~	1,750,124

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at March 31, 2020, the Korean government does not own any shares in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been translated into English from the Korean language financial statements.

The Company’s separate interim financial statements for the three-month periods ended March 31, 2020, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at March 31, 2020.

(1) New and amended standards adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020.

9

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements, Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Company. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement and Korean IFRS 1107 Financial Instruments: Disclosures – Interest Rate Benchmark Reform

The amendments allow to apply the exceptions when forward-looking analysis is performed in relation the application of hedge accounting while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based on is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective. The amendments do not have a significant impact on the financial statements. The Company’s risk exposure directly affected by interest rate benchmark reform, is the variable rate borrowings of USD 450 thousand with maximum remaining maturity of four years. To hedge fluctuations in cash flows of borrowings resulting from the changes in USD LIBOR of 3 months—an interest rate benchmark, the Company entered into an interest rate swap contract for a nominal amount of USD 450 thousand and designated it as a hedging instrument of cash flow hedge. However, the interest rate of USD LIBOR will be replaced to SOFR (Secured Overnight Financing Rate) based on actual transactions since 2022.

(2) New standards and interpretations not yet adopted by the Company

Certain new accounting standard and interpretation that have been published but have not been early adopted by the Company are set out below.

•	Agenda Decision of the International Accounting Standards Interpretations Committee – Lease Period

10

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

The International Accounting Standards Interpretations Committee (IFRS IC) announced on December 16, 2019 that all economic disadvantages resulting from the termination of a lease are taken into account when determining the enforceable period for ‘the useful life of lease term and lease asset improvement rights’. The Company is analyzing the effect of changes in accounting policies on the separate financial statements for enforceable periods in accordance with the decision and will reflect the effect in the separate financial statements after the analysis is completed.

2.2	Significant Accounting Policies

Significant accounting policies and method of computation used in the presentation of the condensed separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2019, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) the one described below.

2.2.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

2.2.2	Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The outbreak of COVID-19 in 2020 poses significant impact on the global economy. Respectively, COVID-19 will have a negative influence on the demand for services provided by the Company and the ability of suppliers to distribute services to the Company. As a consequence, the ongoing pandemic, which could adversely affect the Company’s financial condition and operational results, is expected to continually impact the Company’s separate annual financial statements in 2020.

11

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Significant accounting estimates and assumptions applied in the preparation of these separate interim financial statements are the same as those applied to the separate interim financial statements for the year ended December 31, 2019, except for the estimates used to determine income tax expense. However, estimates and assumptions are subject to adjustments due to uncertainties and fluctuations from COVID-19. At present, the ultimate impact of COVID-19 on the Company’s business, financial condition, and operational results cannot be predicted.

12

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

4.	Financial Instruments by Category

Financial instruments by category as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	754,049	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	754,049
Trade and other receivables [1]		3,184,721		—		1,258,204		—		4,442,925
Other financial assets		72,329		162,079		19,903		169,917		424,228

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	March 31, 2020
Financial liabilities	Financial liabilities at amortized cost		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,020,962	~~W~~	—	~~W~~	5,020,962
Borrowings		7,023,047		—		7,023,047
Other financial liabilities		—		2		2

(in millions of Korean won)	December 31, 2019
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,328,397	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,328,397
Trade and other receivables[1]		3,035,777		—		1,256,266		—		4,298,043
Other financial assets		72,329		131,344		20,974		55,423		280,070

[1]	Lease receivables and others which are not applied to financial Instruments by category are excluded.

(in millions of Korean won)	December 31, 2019
Financial liabilities	Financial liabilities at amortized cost		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,787,569	~~W~~	—	~~W~~	5,787,569
Borrowings		7,028,040		—		7,028,040
Other financial liabilities		—		18,632		18,632

13

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

5.	Trade and Other Receivables

Trade and other receivables as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,222,130	~~W~~	(247,623)	~~W~~	(7,303)	~~W~~	2,967,204
Other receivables		579,947		(50,153)		(6,792)		523,002

Total	~~W~~	3,802,077	~~W~~	(297,776)	~~W~~	(14,095)	~~W~~	3,490,206

Non-current assets
Trade receivables	~~W~~	737,072	~~W~~	(3,833)	~~W~~	(35,417)	~~W~~	697,822
Other receivables		271,924		(5)		(15,348)		256,571

Total	~~W~~	1,008,996	~~W~~	(3,838)	~~W~~	(50,765)	~~W~~	954,393

(in millions of Korean won)	December 31, 2019
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,078,278	~~W~~	(244,078)	~~W~~	(9,029)	~~W~~	2,825,171
Other receivables		454,987		(48,991)		(159)		405,837

Total	~~W~~	3,533,265	~~W~~	(293,069)	~~W~~	(9,188)	~~W~~	3,231,008

Non-current assets
Trade receivables	~~W~~	858,435	~~W~~	(3,833)	~~W~~	(42,353)	~~W~~	812,249
Other receivables		275,042		(5)		(23,846)		251,191

Total	~~W~~	1,133,477	~~W~~	(3,838)	~~W~~	(66,199)	~~W~~	1,063,440

14

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Details of other receivables as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Loans	~~W~~	67,581	~~W~~	73,606
Receivables		314,089		300,656
Accrued income		116,761		1,485
Refundable deposits		329,625		327,748
Others		1,675		2,529
Less: Provision for impairment		(50,158)		(48,996)

	~~W~~779,573		~~W~~657,028

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at March 31, 2020.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Other financial assets
Financial assets at amortized cost [1]	~~W~~	72,329	~~W~~	72,329
Financial assets at fair value through profit or loss		162,079		131,344
Financial assets at fair value through other comprehensive income		19,903		20,974
Derivatives used for hedging		169,917		55,423
Less: Non-current		(289,486)		(179,240)

Current	~~W~~	134,742	~~W~~	100,830

Other financial liabilities
Derivatives used for hedging	~~W~~	2	~~W~~	18,632
Less: Non-current		(2)		(18,632)

Current	~~W~~	—	~~W~~	—

[1]

As at March 31, 2020, the Company’s financial instruments amounting to ~~W~~22,329 million (December 31, 2019: ~~W~~22,329 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

15

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Details of financial assets at fair value through profit or loss as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	94	~~W~~	232
Equity instruments (Unlisted)		28,000		—
Debt securities		133,985		131,112
Less: Non-current		(162,079)		(131,344)

Current	~~W~~	—	~~W~~	—

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at March 31, 2020.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,136 million is provided as collateral.

Details of financial assets at fair value through other comprehensive income as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	939	~~W~~	2,010
Equity instruments (Unlisted)		18,964		18,964
Less: Non-current		(19,903)		(20,974)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

16

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Details of valuation of derivatives used for hedging as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020				December 31, 2019
	Assets		Liabilities		Assets		Liabilities
Currency swap [1]	~~W~~	169,917	~~W~~	2	~~W~~	55,423	~~W~~	18,632
Less: Non-current		(107,499)		(2)		(26,917)		(18,632)

Current	~~W~~	62,416	~~W~~	—	~~W~~	28,506	~~W~~	—

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivative contracts for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020						2019
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Currency swap	~~W~~	150,816	~~W~~	—	~~W~~	131,452	~~W~~	36,412	~~W~~	—	~~W~~	47,397

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~2,028 million for the current period (three-month period ended March 31, 2019: valuation gain of ~~W~~297 million).

7.	Inventories

Inventories as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020						December 31, 2019
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	583,543	~~W~~	(144,164)	~~W~~	439,379	~~W~~	616,203	~~W~~	(139,065)	~~W~~	477,138

Cost of inventories recognized as expenses for three-month period ended March 31, 2020, amounts to ~~W~~869,787 million (three-month period ended March 31, 2019: ~~W~~806,385 million) and valuation loss on inventory amounts to ~~W~~5,099 million for three-month period ended March 31, 2020 (three-month period ended March 31, 2019: valuation loss of ~~W~~2,394 million).

17

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

8.	Other Assets and Liabilities

Other assets and liabilities as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Other assets
Advance payments	~~W~~	52,972	~~W~~	77,670
Prepaid expenses [1]		2,019,000		1,942,179
Contract assets [1]		496,720		512,908
Less: Non-current		(585,471)		(581,693)

Current	~~W~~	1,983,221	~~W~~	1,951,064

Other liabilities
Advances received [1]	~~W~~	86,683	~~W~~	110,960
Withholdings		58,340		21,712
Unearned revenue		50,526		40,789
Lease liabilities		600,396		638,614
Contract liabilities [1]		372,257		363,624
Less: Non-current		(384,960)		(406,737)

Current	~~W~~	783,242	~~W~~	768,962

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 20).

9.	Assets Held for Sale

During the prior period, the Company decided to sell some real estate, in which the amount of ~~W~~82,865 was classified as assets held for sale and will be sold in the current year.

18

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

10.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	11,447,952	~~W~~	10,864,398
Changes in accounting policy [1]		—		(209,703)
Acquisition and capital expenditure		440,505		559,922
Disposal and termination		(12,723)		(11,407)
Depreciation		(576,410)		(560,508)
Transfer from investment property		(1,714)		8,903
Transfer from intangible assets		—		249
Others		(13,052)		4,874

Ending, net	~~W~~	11,284,558	~~W~~	10,656,728

[1]	With the application of Korean IFRS 1116, the assets were reclassified from property and equipment to right-of-use assets.

Changes in investment properties for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	769,019	~~W~~	600,624
Changes in accounting policy[1]		—		46,666
Depreciation		(13,519)		(10,930)
Transfer		346		16,644

Ending, net	~~W~~	755,846	~~W~~	653,004

[1]	With the application of Korean IFRS 1116, the assets were reclassified from right-of-use assets to investment properties.

As at March 31 2020, the Company (Lessor) has entered into a non-cancellable operating lease contract relation to real estate lease. The future minimum lease fee under this contract is ~~W~~104,433 million for one year or less, ~~W~~71,068 million more than one year and less than five years, ~~W~~61,235 million over five years, and ~~W~~236,736 million in total.

19

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Details of investment properties provided as collateral as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	154,686	~~W~~	38,268	Deposits received	~~W~~	34,800

(in millions of Korean won)	December 31, 2019
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	165,487	~~W~~	37,984	Deposits received	~~W~~	34,584

Changes in intangible assets for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	2,239,882	~~W~~	2,773,387
Changes in accounting policy [1]		—		(26,208)
Acquisition and capital expenditure		18,301		14,855
Disposal and termination		(801)		(1,663)
Amortization		(135,052)		(142,804)
Transfer to property and equipment		—		(249)

Ending, net	~~W~~	2,122,330	~~W~~	2,617,318

[1]	With the application of Korean IFRS 1116, the assets were reclassified from intangible assets to right-of-use assets.

The carrying amount of goodwill with indefinite useful life not subject to amortization is ~~W~~65,057 million as at March 31, 2020 (December 31, 2019: ~~W~~65,057 million). The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~65,952 million as at March 31, 2020 (December 31, 2019: ~~W~~64,825 million).

20

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

11.	Investments in Subsidiaries, Associates and Joint Ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as at March 31, 2020 and December 31, 2019, is as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Subsidiaries	~~W~~	3,286,451	~~W~~	3,270,770
Associates and joint ventures		232,494		230,621

Total	~~W~~	3,518,945	~~W~~	3,501,391

Investments in subsidiaries as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)			Carrying amount
	Location	Percentage of ownership (%)	March 31, 2020		December 31, 2019
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.6%		6,427		6,427
KTIS Corporation [1]	Korea	30.1%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078
KT Belgium	Belgium	100.0%		22,743		22,743
KT Powertel Co., Ltd. 1	Korea	44.8%		37,419		37,419
Genie Music Corporation [1] (KT Music Corporation)	Korea	36.2%		37,417		37,417
KT Dutch B.V.	Netherlands	100.0%		32,359		32,359
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc. [2]	Korea	44.0%		23,051		23,051
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No.2	Korea	90.9%		10,245		10,245
KT Sports	Korea	66.0%		9,900		9,900
KT M Mobile Co., Ltd.	Korea	100.0%		136,174		136,174
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,092		7,092
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		4,507		4,507
KT Strategic Investment Fund No.4	Korea	95.0%		19,000		19,000
PlayD Co., Ltd. (N Search Marketing Co., Ltd.) [3]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next Connect PFV	Korea	100.0%		23,421		23,421
KT Strategic Investment Fund No.5	Korea	96.0%		6,000		6,000
Storywiz	Korea	100.0%		14,000		—
Others	—	—		72,870		71,189

Total			~~W~~	3,286,451	~~W~~	3,270,770

21

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

[1]

At the end of the reporting period, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

[2]

At the end of the reporting period, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	At the end of the reporting period, this entity is included in investments in subsidiaries as Nasmedia Inc. holds ownership of 46.9%, and the Company and subsidiary holds ownership of 70.4%.

Investments in associates and joint ventures as at March 31, 2020 and December 31, 2019, are as follows:

		Percentage of ownership (%)	Carrying amount
(in millions of Korean won)	Location		March 31, 2020		December 31, 2019
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-IBKC Future Investment Fund 1	Korea	43.3%		12,090		12,090
KT-CKP New Media Investment Fund	Korea	—		—		127
K Bank Inc. [1]	Korea	10.0%		50,950		50,950
Others				53,818		51,818

Total			~~W~~	232,494	~~W~~	230,621

[1]

At the end of the reporting period, although the Company owns less than 20% ownership in this entity, this entity is included in investments in associates as the Company has significant influence on determining the operating and financial policies. Furthermore, 12.1% of non-voting convertible stock are excluded from the ownership percentage.

Changes in investments in associates and joint ventures for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	3,501,391	~~W~~	3,547,683
Acquisition		17,681		14,752
Disposal		(127)		(7,797)

Ending, net	~~W~~	3,518,945	~~W~~	3,554,638

22

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

12.	Trade and Other Payables

Details of trade and other payables as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Current liabilities
Trade payables	~~W~~	825,326	~~W~~	888,971
Other payables		3,451,524		3,840,712

Total	~~W~~	4,276,850	~~W~~	4,729,683

Non-current liabilities
Other payables	~~W~~	744,112	~~W~~	1,028,886

Total	~~W~~	744,112	~~W~~	1,028,886

Details of other payables as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Non-trade payables	~~W~~	2,816,554	~~W~~	3,527,333
Accrued expenses		700,542		698,083
Operating deposits		531,952		480,638
Others		146,588		163,544
Less: Non-current		(744,112)		(1,028,886)

Current	~~W~~	3,451,524	~~W~~	3,840,712

23

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

13.	Borrowings

Details of borrowings as at March 31, 2020 and December 31, 2019, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)				March 31, 2020			December 31, 2019
Type	Maturity	Annual interest rates		Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%		USD 100,000	~~W~~	122,260	USD 100,000	~~W~~	115,780
MTNP notes	Jul. 18, 2026	2.500%		USD 400,000		489,040	USD 400,000		463,120
MTNP notes	Aug. 7, 2022	2.625%		USD 400,000		489,040	USD 400,000		463,120
FR notes [2]	Aug. 23, 2020	LIBOR +0.400	(3M) %	USD 200,000		244,520	USD 200,000		231,560
FR notes [2]	Aug. 23, 2023	LIBOR +0.900	(3M) %	USD 100,000		122,260	USD 100,000		115,780
MTNP notes	Jul. 6, 2020	0.310%		JPY 4,000,000		45,233	JPY 4,000,000		42,539
MTNP notes	Jul. 6, 2021	0.380%		JPY 16,000,000		180,933	JPY 16,000,000		170,155
MTNP notes	Nov. 13, 2020	0.300%		JPY 30,000,000		339,249	JPY 30,000,000		319,041
MTNP notes	Jul. 19, 2022	0.220%		JPY 29,600,000		334,726	JPY 29,600,000		314,787
MTNP notes	Jul. 19, 2024	0.330%		JPY 400,000		4,523	JPY 400,000		4,254
FR notes [2]	Nov. 1, 2024	LIBOR +0.980	(3M) %	USD 350,000		427,910	USD 350,000		405,230
The 180-2nd Public bond	Apr. 26, 2021	4.710%		—		380,000	—		380,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%		—		250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%		—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%		—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%		—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%		—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%		—		100,000	—		100,000
The 185-2nd Public bond	Sep. 16, 2020	3.650%		—		300,000	—		300,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%		—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%		—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%		—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%		—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	—		—		—	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%		—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%		—		50,000	—		50,000
The 189-2nd Public bond	Jan. 28, 2021	1.946%		—		130,000	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%		—		100,000	—		100,000
The 189-4rd Public bond	Jan. 28, 2036	2.351%		—		70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	2.548%		—		110,000	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%		—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%		—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%		—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%		—		220,000	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%		—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%		—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%		—		90,000	—		90,000

24

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won and foreign currencies in thousands)			March 31, 2020			December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000

Subtotal			—		7,039,694	—		7,045,366
Less: Current portion			—		(1,168,005)	—		(1,052,033)
Discount on bonds			—		(19,854)	—		(20,780)

Total			—	~~W~~	5,851,835	—	~~W~~	5,972,553

[1]

As at March 31, 2020, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been suspended since 2007.

[2]	The Libor (3M) is approximately 1.451% as at March 31, 2020.

Long-term borrowings

(in millions of Korean won) Financial institution
	Type		Maturity	Annual interest rates	March 31, 2020		December 31, 2019
Export-Import Bank of Korea	Inter-Korean Cooperation Fund	[1]	July 10, 2026	1.500%	~~W~~	3,207	~~W~~	3,454

Subtotal						3,207		3,454
Less: Current portion						(493)		(493)

Total					~~W~~	2,714	~~W~~	2,961

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as at March 31, 2020, is as follows:

(in millions of Korean won)	Debentures
	In local currency		In foreign currency		Sub- total		Borrowings		Total
Apr.1, 2020 ~ Mar. 30, 2021	~~W~~	540,000	~~W~~	629,002	~~W~~	1,169,002	~~W~~	493	~~W~~	1,169,495
Apr.1, 2021 ~ Mar. 30, 2022		1,040,000		180,933		1,220,933		493		1,221,426
Apr.1, 2022 ~ Mar. 30, 2023		490,000		823,766		1,313,766		493		1,314,259
Apr.1, 2023 ~ Mar. 30, 2024		270,000		122,260		392,260		493		392,753
After Apr.1, 2024		1,900,000		1,043,733		2,943,733		1,235		2,944,968

Total	~~W~~	4,240,000	~~W~~	2,799,694	~~W~~	7,039,694	~~W~~	3,207	~~W~~	7,042,901

25

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

14.	Provisions

Changes in provisions for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,042	~~W~~	103,895	~~W~~	69,782	~~W~~	237,719
Increase (transfer)		—		(1,080)		2,437		1,357
Usage		—		(330)		(692)		(1,022)
Reversal		—		(278)		—		(278)

Ending balance	~~W~~	64,042	~~W~~	102,207	~~W~~	71,527	~~W~~	237,776

Current	~~W~~	64,042	~~W~~	19,230	~~W~~	68,836	~~W~~	152,108
Non-current		—		82,977		2,691		85,668

(in millions of Korean won)	2019
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	14,513	~~W~~	110,195	~~W~~	90,977	~~W~~	215,685
Increase (transfer)		—		(3,857)		1,511		(2,346)
Usage		—		(231)		(4,308)		(4,539)
Reversal		—		(1,737)		(1)		(1,738)

Ending balance	~~W~~	14,513	~~W~~	104,370	~~W~~	88,179	~~W~~	207,062

Current	~~W~~	14,513	~~W~~	—	~~W~~	86,391	~~W~~	100,904
Non-current		—		104,370		1,788		106,158

26

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

15.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at March 31, 2020 and December 31, 2019, are determined as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	1,755,706	~~W~~	1,774,582
Fair value of plan assets		(1,454,512)		(1,499,984)

Liabilities, net	~~W~~	301,194	~~W~~	274,598

Changes in the defined benefit obligations for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	1,774,582	~~W~~	1,620,349
Current service cost		35,733		35,164
Interest expense		8,412		9,183
Benefit paid		(63,021)		(1,843)

Ending	~~W~~	1,755,706	~~W~~	1,662,853

Changes in the fair value of plan assets for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	1,499,984	~~W~~	1,191,186
Interest income		7,110		6,751
Remeasurements on plan assets		1,411		37
Benefits paid		(53,993)		(2,252)

Ending	~~W~~	1,454,512	~~W~~	1,195,722

Amounts recognized in the separate statement of profit or loss for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Current service cost	~~W~~	35,733	~~W~~	35,164
Net interest cost		1,302		2,432
Transfer out		(4,233)		(3,529)

Total expenses	~~W~~	32,802	~~W~~	34,067

27

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

16.	Commitments and Contingencies

As at March 31, 2020, major commitments with local financial institutions are as follows:

(in millions of Korean won)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,630,000	—

Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	3,208

Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	312,000	9,578

Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	6,455

Derivatives transaction limit	Korea Development Bank	KRW	100,000	18,458

Total		KRW	2,129,700	37,699

As at March 31, 2020, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency		Limit
Comprehensive credit line	KEB Hana Bank	KRW		3,000
		USD		10,000

Guarantee for advances received refund	Korea Development Bank	USD		1,859

Bid guarantee	Korea Software Financial Cooperative	KRW		32,836
Performance guarantee / warranty guarantee		KRW		363,030
Guarantee for advance payments		KRW		211,568

Guarantee for payment in foreign currency	Kookmin Bank and others	USD		16,948
	Shinhan Bank	USD		9,144
	KEB Hana Bank	PLN	[1]	13,751

Performance guarantee	Shinhan Bank	KRW		7,828
	Korea Development Bank	USD		7,369

Performance guarantee	Seoul Guarantee Insurance	KRW		11,473
Guarantees for licensing		KRW		3,221
Guarantee for deposits		KRW		1,762

Total		KRW		634,718
		USD		45,320
		PLN	[1]	13,751

[1]	Polish Zloty.

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at March 31, 2020, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 1,823 million.

For the three-month period ended March 31, 2020, the Company made agreements with the Securitization Specialty Companies (2020: First 5G Forty ninth Securitization Specialty Co., Ltd., 2019: First 5G Forty third to Forty eighth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement the Company will receive asset management fees upon liquidation of securitization specialty company.

28

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

As at March 31, 2020, the Company is a defendant in 144 lawsuits with the total claimed amount of ~~W~~ 80,463 million. As at March 31, 2020, litigation provisions of ~~W~~ 64,042 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

As at March 31, 2020, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at March 31, 2020, the contract amount of property and equipment and intangible assets acquisition agreement made but not yet recognized amounts to ~~W~~ 677,496 million (December 31, 2019: ~~W~~ 850,054 million).

29

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

17.	Leases

Set out below is Information for leases when the Company is a lessee. Information when the Company is a lessor is provided in Note 10.

The separate statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Right-of-use assets
Property and building	~~W~~	502,849	~~W~~	531,195
Machinery and track facilities		131,048		138,678
Others		39,687		45,095

	~~W~~	673,584	~~W~~	714,968

Investment properties(building)	~~W~~	43,159	~~W~~	50,131

(in millions of Korean won)	March 31, 2020		December 31, 2019
Lease liabilities [1]
Current	~~W~~	283,278	~~W~~	295,981
Non-current		317,118		342,633

	~~W~~	600,396	~~W~~	638,614

[1]	It included in the line item ‘other current liabilities and non-current liabilities’ in the separate statement of financial position (Note 8)

For the three-month period ended March 31, 2020, right-of-use assets has increased to ~~W~~ 60,936 million.

The separate statement of profit or loss shows the following amounts relating to leases:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Depreciation of right-of-use assets
Property and building	~~W~~	75,527	~~W~~	81,642
Machinery and track facilities		16,555		22,523
Others		5,259		4,083

	~~W~~	97,341	~~W~~	108,248

Depreciation of investment properties	~~W~~	5,604	~~W~~	4,050
Interest expense relating to lease liabilities		8,148		9,641
Expense relating to short-term leases		683		—
Expense relating to leases of low-value assets that are not short-term leases		2,174		5,085

The total cash outflow for leases for the three-month periods ended March 31, 2020 and 2019 was ~~W~~ 90,694 million and ~~W~~91,102 million, respectively.

30

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

18.	Retained Earnings

Details of retained earnings as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		5,485,986		5,436,376

Total	~~W~~	10,919,597	~~W~~	10,869,987

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments.

19.	Other Components of Equity

The Company’s other components of equity as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Treasury stock	~~W~~	(825,838)	~~W~~	(825,838)
Gain or loss on disposal of treasury stock		—		(1,690)
Share-based payments		9,368		7,769
Others		(181,733)		(181,733)

Total	~~W~~	(998,203)	~~W~~	(1,001,492)

As at March 31, 2020 and December 31, 2019, the details of treasury stock are as follows:

	March 31, 2020		December 31, 2019
Number of shares		15,870,258		15,870,258
Amount (in millions of Korean won)	~~W~~	825,838	~~W~~	825,838

Treasury stock is expected to be used as compensation for the Company’s directors employees and other purposes.

31

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

20.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the statement of profit or loss for the three-month periods ended March 31, 2020 and 2019:

(in millions of Korean won)	2020		2019
Revenue from contracts with customers	~~W~~	4,382,751	~~W~~	4,286,867
Revenue from other sources		46,316		47,417

Total revenue	~~W~~	4,429,067	~~W~~	4,334,284

Operating revenues for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Services provided	~~W~~	3,749,884	~~W~~	3,646,606
Sale of goods		679,183		687,678

Total	~~W~~	4,429,067	~~W~~	4,334,284

Revenues from services provided are recognized over time, and sales of goods are recognized at a point of time.

The contract assets, liabilities and deferred revenue recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Contract assets [1]	~~W~~	585,530	~~W~~	611,196
Contract liabilities [1]		393,908		411,456
Deferred revenue [2]		78,433		78,872

[1]

The Company recognized contract assets of ~~W~~ 88,810 million and contract liabilities of ~~W~~ 21,651 million for longterm construction contracts as at March 31, 2020 (2019: contract assets of ~~W~~ 98,288 million and contract liabilities of ~~W~~ 47,832 million). The Company recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	March 31, 2020		December 31, 2019
Incremental costs of contract establishment	~~W~~	1,728,928	~~W~~	1,751,389
Costs of contract performance		128,092		124,934

The Company recognized ~~W~~435,545 million of operating expenses in the current reporting period (2019: ~~W~~ 391,211 million) which relate to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

32

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

For the three-month periods ended March 31, 2020 and 2019, the recognized revenue arising from carried-forward contract liabilities and deferred revenue from prior year are as follows:

(in millions of Korean won)	2020		2019
Revenue recognized that was included in balance at the beginning of the year
Allocation of the transaction price	~~W~~	74,495	~~W~~	78,500
Deferred revenue of joining/installment fees		10,547		12,020

Total	~~W~~	85,042	~~W~~	90,520

21.	Operating Expenses

Operating expenses for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Salaries and wages	~~W~~	555,095	~~W~~	543,593
Depreciation		582,055		557,580
Depreciation of right-of-use assets		97,341		112,298
Amortization of intangible assets		134,512		141,815
Commissions		362,235		355,625
Interconnection charges		131,354		139,764
International interconnection fees		44,906		55,538
Purchase of inventories		837,128		789,869
Changes of inventories		37,758		18,910
Sales commissions		575,783		580,989
Service costs		164,965		157,122
Purchase of contents		153,578		139,390
Utilities		77,522		71,404
Taxes and dues		54,365		58,142
Rent		25,882		26,540
Insurance premiums		15,211		14,048
Installation fees		101,152		114,817
Advertising expenses		24,334		29,146
Research and development expenses		41,763		40,391
Others		112,523		90,858

Total	~~W~~	4,129,462	~~W~~	4,037,839

33

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Details of employee benefits for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Short-term employee benefits	~~W~~	504,608	~~W~~	495,682
Post-employment benefits (defined benefits)		32,802		34,067
Post-employment benefits (defined contributions)		10,792		9,802
Share-based payments		1,599		1,490
Others		5,294		2,552

Total	~~W~~	555,095	~~W~~	543,593

22.	Other Income and Other Expenses

Other income for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Gain on disposal of property and equipment	~~W~~	6,662	~~W~~	7,587
Gain on disposal of right-of-use assets		355		1,272
Gain on disposal of intangible assets		62		—
Compensation on property and equipment		28,948		19,771
Dividends received		116,985		121,926
Gain on government subsidies		4,177		3,467
Others		5,383		11,374

Total	~~W~~	162,572	~~W~~	165,397

Other expenses for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Loss on disposal of property and equipment	~~W~~	12,483	~~W~~	10,703
Loss on disposal of right-of-use assets		1,038		702
Loss on disposal of intangible assets		186		1,663
Donations		—		21,746
Others		15,755		22,022

Total	~~W~~	29,462	~~W~~	56,836

34

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

23.	Financial Income and Costs

Details of financial income for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Interest income	~~W~~	62,986	~~W~~	64,422
Gain on foreign currency transactions		4,986		1,318
Gain on foreign currency translation		7,643		3,248
Gain on valuation of derivatives		150,816		36,412
Others		—		887

Total	~~W~~	226,431	~~W~~	106,287

Details of financial costs for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Interest expenses	~~W~~	62,158	~~W~~	70,336
Loss on foreign currency transactions		3,810		1,138
Loss on foreign currency translation		157,009		40,706
Loss on disposal of trade receivables		2,217		1,930
Others		138		—

Total	~~W~~	225,332	~~W~~	114,110

24.	Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. As at March 31, 2020, the estimated average annual income tax rate used for the year ending December 31, 2020 is 26.23%.

25.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Company and held as treasury stock.

35

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Basic earnings per share from operations for the three-month periods ended March 31, 2020 and 2019, are calculated as follows:

	2020		2019
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	320,025	~~W~~	292,635
Weighted average number of ordinary shares outstanding (in number of shares)		245,241,550		245,144,768
Basic earnings per share (in Korean won)	~~W~~	1,305	~~W~~	1,194

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

Diluted earnings per share from operations for the three-month periods ended March 31, 2020 and 2019, are calculated as follows:

	2020		2019
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	320,025	~~W~~	292,635
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	320,025	~~W~~	292,635
Number of dilutive potential ordinary shares outstanding (in number of shares)		—		—
Weighted average number of ordinary shares outstanding (in number of shares)		245,241,550		245,144,768
Diluted earnings per share (in Korean won)	~~W~~	1,305	~~W~~	1,194

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares excluding other share-based payments without dilutive effect.

36

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

26.	Cash Generated from Operations

Cash flows from operating activities for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
1. Profit for the period	~~W~~	320,025	~~W~~	292,635
2. Adjustments for:
Income tax expense		113,789		104,548
Interest income		(62,986)		(64,422)
Interest expense		62,158		70,336
Dividend income		(116,985)		(122,429)
Depreciation		589,929		571,438
Amortization of intangible assets		135,052		142,804
Depreciation of right-of-use assets		97,341		108,248
Provisions for severance benefits (defined benefits)		37,035		37,596
Allowance for bad debts		19,727		20,369
Loss on disposal of investments in subsidiaries, associates and joint ventures		17		4,247
Loss on disposal of property and equipment		5,821		3,116
Loss on disposal of intangible assets		124		1,663
Loss (gain) on disposal of right-of-use assets		683		(570)
Loss on foreign currency translation		149,366		37,458
Gain on valuation of derivatives, net		(150,816)		(36,412)
Loss (gain) on valuation of financial assets at fair value through profit or loss		138		(383)
Others		(1,184)		(9,849)
3. Changes in operating assets and liabilities
Increase in trade receivables		(27,718)		(182,785)
Decrease in finance lease receivables		730		681
Increase (decrease) in other receivables		(19,048)		12,273
Increase in other current assets		(32,226)		(136,116)
Increase (decrease) in other non-current assets		(3,778)		10,226
Decrease in inventories		32,660		16,515
Decrease (increase) in trade payables		(67,295)		19,620
Decrease (increase) in other payables		(184,720)		50,690
Increase in other current liabilities		26,643		43,995
Decrease (increase) in other non-current liabilities		3,738		(2,481)
Decrease (increase) in provisions		1,793		(1,540)
Decrease in deferred revenue		(5,369)		(6,463)
Post-employment benefits paid (defined benefits)		(63,584)		(20,290)
Decrease in plan assets		54,213		18,847

4. Cash generated from operations (1+2+3)	~~W~~	915,273	~~W~~	983,565

37

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Significant transactions not affecting cash flows for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Reclassification of the current portion of borrowings	~~W~~	240,010	~~W~~	160,126
Reclassification of construction-in-progress to property and equipment		397,348		345,302
Reclassification of other payables from property and equipment		(415,486)		(88,308)
Reclassification of right-of-use assets from property and equipment		—		(209,703)
Reclassification of other payables from intangible assets		—		26,456
Reclassification of other payables from defined benefit liabilities		(563)		(18,447)
Reclassification of other payables from plan assets		(220)		(16,595)
Increase in dividends payable		269,766		269,659

27.	Cash Generated from Financing Activities

Changes in liabilities arising from financial activities for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	7,028,040	~~W~~	(160,247)	~~W~~	—	~~W~~	153,617	~~W~~	—	~~W~~	1,637	~~W~~	7,023,047
Financial lease liabilities		638,614		(87,837)		58,413		—		—		(8,794)		600,396
Derivative liabilities		18,632		—		—		(269)		129		(18,490)		2
Derivative assets		(55,423)		—		—		(148,875)		15,535		18,846		(169,917)

Total	~~W~~	7,629,863	~~W~~	(248,084)	~~W~~	58,413	~~W~~	4,473	~~W~~	15,664	~~W~~	(6,801)	~~W~~	7,453,528

(in millions of Korean won)	2019
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	6,313,537	~~W~~	98,203	~~W~~	—	~~W~~	37,840	~~W~~	—	~~W~~	1,605	~~W~~	6,451,185
Financial lease liabilities		163,710		(86,017)		691,611		—		—		(12,836)		756,468
Derivative liabilities		61,833		—		—		(10,244)		(4,000)		(12,284)		35,305
Derivative assets		(29,843)		—		—		(26,245)		(7,186)		12,639		(50,635)

Total	~~W~~	6,509,237	~~W~~	12,186	~~W~~	691,611	~~W~~	1,351	~~W~~	(11,186)	~~W~~	(10,876)	~~W~~	7,192,323

38

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

28.	Related Party Transactions

The list of related party of the Company as at March 31, 2020, is as follows:

Relationship	Name of Entity
Subsidiaries

KT Hitel Co., Ltd., KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd.,

KT Service Nambu Co., Ltd., KT Powertel Co., Ltd., KT Linkus Co., Ltd.,

KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M Hows Co., Ltd.,

KT M&S Co., Ltd., GENIE Music Corporation (KT Music Corporation), KT Estate Inc.,

KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.),

KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd.,

KT Strategic Investment Fund No.2, KT Music Contents Fund 1

Korea Telecom America, Inc., Korea Telecom Japan Co., Ltd., Korea Telecom China Co., Ltd., KT Dutch B.V.,

PT. KT Indonesia, KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc.,

BC Card Science and Technology (Shanghai) Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd.,

KT Belgium, KT ORS Belgium, KT-Michigan Global Contents Fund, Autopion Co., Ltd.,

KBTO sp.zo.o, AOS Ltd., KT M mobile Co., Ltd., KT investment Co., Ltd,

PT. BC Card Asia Pacific, Whowho&Company Co., Ltd.,

KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3,

PlayD Co., Ltd. (N search Marketing Co., Ltd.), Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLP, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4,

BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd.,

KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV,

KT huimangjieum, KT Strategic Investment Fund No.5

GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company,

K-REALTY RENTAL HOUSING REIT 3, Storywiz., Ltd.

Associates

KIF Investment Fund, K-REALTY CR REITs No.1,

Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited,

CU Industrial Development Co., Ltd, KD Living, Inc., Oscar Ent. Co., Ltd., LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank Inc.,

ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd.,

KT-DSC creative economy youth start-up investment fund,

Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2,

AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1,

Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd.,

Alliance Internet Corp., Little big pictures, Virtua Realm Sendirian Berhad, KT Philippines

KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd., Studio&NEW Co., Ltd.

Others [1]	KT ENGCORE Co., Ltd., KHS Corporation

1 Although the entity is not the related party of the Company in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Company also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

The amount of the installment handset sales receivable succeeded by KTIS Corporation, KTCS Corporation and KT M&S Co., Ltd. is ~~W~~ 146,203 million.

39

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

The Company has entered into an additional agreements in relation to providing communication services in wholesale with KT M mobile Co., Ltd.. In connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and network usage arising from telecommunication operations.

Outstanding balances of receivables and payables in relation to transactions with related parties as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)			March 31, 2020
	Receivables										Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	819	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	14,750	~~W~~	—
KT Telecop Co., Ltd.		292		—		95		—		1,290		2,986		10
KTCS Corporation		871		—		445		—		—		52,620		2
KTIS Corporation		338		—		6,225		13		—		36,828		—
KT Service Bukbu Co., Ltd.		16		—		7		20		17,890		196		—
KT Service Nambu Co., Ltd.		—		—		1		—		—		19,727		—
KT Skylife Co., Ltd.		3,027		—		11,689		—		—		8,485		—
KTDS Co., Ltd.		849		—		9,023		—		—		59,216		—
KT Estate Inc.		—		—		88,888		—		—		24,795		83,390
Skylife TV Co., Ltd [2]		1		3,687		22		—		—		1,694		—
BC Card Co., Ltd.[1]		651		—		52,126		—		—		717		—
KT Sat Co., Ltd.		1,028		—		—		—		—		1,724		—
KT Hitel Co., Ltd.		2,327		—		455		—		14,893		6,959		—
KT Commerce Inc.		88		—		—		—		1,537		14,211		—
KT M Hows Co., Ltd.		15		—		1,587		—		—		2,694		—
KT M&S Co., Ltd.		362		3,313		409		—		—		86,980		—
GENIE Music Corporation (KT Music Corporation)		—		—		—		—		152		14,591		—
KT M mobile Co., Ltd.		12,521		—		51		—		—		537		—
Nasmedia, Inc.		5,551		—		2,470		—		—		439		—
KT MOS Bukbu Co., Ltd.		7		—		—		—		—		5,827		—
KT MOS Nambu Co., Ltd.		—		—		4,732		—		—		6,471		—
Others		3,571		500		9,472		—		410		10,477		—

40

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)			March 31, 2020
	Receivables										Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		23,100		—		—		—		49,981
K Bank Inc.		199		—		—		—		—		—		—
Others		130		—		2		—		—		—		—
Others
KT ENGCORE Co., Ltd.		6		—		4,420		—		73		85,086		42
KHS Corporation		—		—		—		—		—		1		—
Total	~~W~~	32,669	~~W~~	7,500	~~W~~	215,219	~~W~~	33	~~W~~	36,245	~~W~~	458,011	~~W~~	133,425

(in millions of Korean won)			December 31, 2019
	Receivables										Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,243	~~W~~	—	~~W~~	2	~~W~~	3	~~W~~	—	~~W~~	16,378	~~W~~	—
KT Telecop Co., Ltd.		849		—		96		—		1,791		2,985		10
KTCS Corporation		63		—		—		—		—		52,550		2
KTIS Corporation		986		—		3,099		—		—		37,257		—
KT Service Bukbu Co., Ltd.		16		—		9		30		—		20,992		—
KT Service Nambu Co., Ltd.		—		—		17		—		—		22,612		—
KT Skylife Co., Ltd.		5,243		—		2,795		—		—		14,647		—
KTDS Co., Ltd.		307		—		925		—		—		85,327		—
KT Estate Inc.		834		—		46,064		—		—		43,780		86,018
Skylife TV Co., Ltd [2]		7		3,687		—		—		—		2,524		—
BC Card Co., Ltd.[1]		4,255		—		77		—		—		1,153		—
KT Sat Co., Ltd.		576		—		1		—		—		1,954		—
KT Hitel Co., Ltd.		1,794		—		386		—		17,380		7,192		—
KT Commerce Inc.		89		—		—		—		8,837		36,750		—
KT M Hows Co., Ltd.		119		—		61		—		—		2,665		—
KT M&S Co., Ltd.		200		4,235		10		—		—		91,693		—
GENIE Music Corporation (KT Music Corporation)		185		—		4		—		8,705		4,023		—
KT M mobile Co., Ltd.		10,394		—		—		—		—		752		—
Nasmedia, Inc.		6,727		—		13		—		—		933		—
KT MOS Bukbu Co., Ltd.		7		—		—		—		—		9,169		—

41

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	December 31, 2019
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
KT MOS Nambu Co., Ltd.		2		—		2,390		—		—		8,698		—
Others		3,534		500		4,080		—		382		10,146		6
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		23,100		—		—		—		57,907
K Bank Inc.		188		—		—		—		—		—		—
Others		402		—		2		—		—		—		—
Others
KT ENGCORE Co., Ltd.		—		—		9,401		—		85		147,369		74
KHS Corporation		—		—		—		—		—		2		—
Total	~~W~~	38,020	~~W~~	8,422	~~W~~	92,532	~~W~~	33	~~W~~	37,180	~~W~~	621,551	~~W~~	144,017

[1]	As at March 31, 2020, ~~W~~ 700 million of the unsettled amount (December 31, 2019: ~~W~~ 1,081 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.
[2]	As at March 31, 2020, the convertible bonds issued by Skylife TV Co., Ltd. amounting to ~~W~~ 3,000 million is classified as financial assets at fair value through profit or loss.

Significant transactions with related parties for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	2,068	~~W~~	—	~~W~~	15,316	~~W~~	511	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		2,346		—		3,594		—		—		—		—		—
KTCS Corporation		19,819		—		76,162		636		—		—		—		254
KTIS Corporation		12,465		—		70,918		—		—		—		—		918
KT Service Bukbu Co., Ltd.		3,461		2		48,292		—		—		—		—		—
KT Service Nambu Co., Ltd.		3,277		2		56,498		—		—		—		—		—
KT Skylife Co., Ltd.		7,464		13		8,964		—		—		—		—		8,368
KTDS Co., Ltd.		3,761		1		69,289		—		—		—		—		5,208
KT Estate Inc.		2,876		—		36,024		—		1		—		564		42,680

42

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	2020
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Skylife TV Co., Ltd.		871		—		1,681		—		—		22		—		—
BC Card Co., Ltd.		1,980		24		7,367		—		—		1		—		52,013
KT Sat Co., Ltd.		2,135		—		3,946		—		—		—		—		—
KT Hitel Co., Ltd.		6,169		—		16,513		—		—		—		—		—
KT Commerce Inc.		222		—		15,978		10,925		—		—		—		—
KT M Hows Co., Ltd.		290		—		141		—		—		—		—		1,520
KT M&S Co., Ltd.		109,725		14		55,978		—		—		—		—		—
GENIE Music Corporation (KT Music Corporation)		2,219		—		13,951		—		—		—		—		—
KT M mobile Co., Ltd.		19,457		—		2,441		—		—		—		—		—
Nasmedia, Inc.		107		—		1,507		—		—		—		—		2,470
KT MOS Nambu Co., Ltd.		440		5		14,477		147		—		—		—		—
KT MOS Bukbu Co., Ltd.		589		—		14,645		—		—		—		—		—
Others		5,721		6		11,486		—		—		4		1		1,293
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		398		2,261
K Bank Inc.		527		—		1		—		—		—		—		—
Others		113		37		742		—		—		—		—		—
Others
KT ENGCORE Co., Ltd.		111		—		20,774		51,427		—		—		1		—
KHS Corporation		2		—		3,735		—		—		—		—		—

Total	~~W~~	208,215	~~W~~	104	~~W~~	570,420	~~W~~	63,646	~~W~~	1	~~W~~	27	~~W~~	964	~~W~~	116,985

[1]	Amounts includes acquisition of property and equipment, and others.

43

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	2019
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	2,921	~~W~~	—	~~W~~	13,951	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		4,585		—		5,033		284		—		3		4		—
KTCS Corporation		15,047		1		79,610		892		—		1		1,397		286
KTIS Corporation		10,982		—		71,690		63		—		1		93		816
KT Service Bukbu Co., Ltd.		2,705		—		48,335		—		—		1		—		—
KT Service Nambu Co., Ltd.		3,237		—		58,364		37		—		—		—		—
KT Skylife Co., Ltd.		8,714		1		13,182		54		—		—		5		8,368
KTDS Co., Ltd.		3,322		2		62,575		9,390		—		—		—		4,440
KT Estate Inc.		4,332		1		35,653		7,009		158		—		868		48,671
Skylife TV Co., Ltd.		1,336		—		2,008		—		—		69		—		—
BC Card Co., Ltd.		2,716		28		6,869		—		—		1		—		43,140
KT Sat Co., Ltd.		1,054		1		4,217		—		—		—		—		4,400
KT Hitel Co., Ltd.		4,681		—		12,607		1,911		—		—		—		—
KT Commerce Inc.		229		—		29,809		22,540		—		—		—		—
KT M Hows Co., Ltd.		509		—		528		—		—		—		—		836
KT M&S Co., Ltd.		95,020		—		52,100		18		—		—		1,617		—
GENIE Music Corporation (KT Music Corporation)		560		—		12,617		—		—		—		—		—
KT M mobile Co., Ltd.		16,668		—		1,653		—		—		—		—		—
Nasmedia, Inc.		134		—		1,902		—		—		—		—		1,983
KT MOS Nambu Co., Ltd.		464		—		12,145		—		—		—		—		—
KT MOS Bukbu Co., Ltd.		557		—		12,066		—		—		—		—		—
Others		6,659		109		12,116		452		372		12		4		242
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		828		8,744
K Bank Inc.		527		—		1		—		—		—		—		—
Others		247		55		1,269		—		—		—		—		—
Others
KT ENGCORE Co., Ltd.		110		—		21,645		26,045		—		—		1		—

Total	~~W~~	187,316	~~W~~	198	~~W~~	571,945	~~W~~	68,695	~~W~~	530	~~W~~	88	~~W~~	4,817	~~W~~	121,926

1 Amounts includes acquisition of property and equipment, and others.

44

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

Key management compensation for the three-month periods ended March 31, 2020 and 2019, consists of:

(in millions of Korean won)	2020		2019
Salaries and other short-term benefits	~~W~~	476	~~W~~	511
Post-employment benefits		74		99
Stock-based compensation		183		220

Total	~~W~~	733	~~W~~	830

Fund transactions with related parties for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KTIS Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8	~~W~~	—
KT Estate Inc.		—		—		1		6,978		—
KBTO Sp.z o.o.		—		—		—		—		1,681
KT M&S Co., Ltd.		—		923		—		—		—
Storywiz., Ltd.		—		—		—		—		14,000
Others		—		—		—		81		—
Associates and joint ventures
KT-Smart Factory Investment Fund		—		—		—		—		2,000
K-REALTY CR REIT 1		—		—		—		7,190		—
KT-CKP New Media Investment Fund		—		—		—		—		(148)
Others
KT ENGCORE Co., Ltd.		—		—		—		34		28,000

Total	~~W~~	—	~~W~~	923	~~W~~	1	~~W~~	14,291	~~W~~	45,533

1 Borrowing transactions include lease transactions.

45

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	2019
	Borrowing transactions[1]				Equity contributions in cash
	Borrowings		Refunds
Subsidiaries
KTCS Corporation	~~W~~	—	~~W~~	2	~~W~~	—
KTIS Corporation		—		7		—
KT Estate Inc.		176		6,755		—
KT Strategic Investment Fund No.5		—		—		6,000
KT huimangjieum		—		—		1,500
Others		372		173		—
Associates and joint ventures
KT-DSC creative economy youth start-up investment fund		—		—		(360)
KT-IBKC Future Investment Fund 1		—		—		3,250
Virtua Realm Sendirian Berhad		—		—		562
K-REALTY CR REITs No. 1		—		6,980		—
Others
KT ENGCORE Co., Ltd.		—		34		—

Total	~~W~~	548	~~W~~	13,951	~~W~~	10,952

[1]	Borrowing transactions include lease transactions.

At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~ 4,742 million (December 31, 2019: ~~W~~ 4,851 million) with BC Card Co., Ltd.

At the end of reporting period, there are no collateral and payment guarantees provided by the related parties.

46

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

29. Fair Value

(1) Fair	Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020				December 31, 2019
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	754,049		[1]	~~W~~	1,328,397		[1]
Trade and other receivables
Financial assets measured at amortized cost[2]		3,184,721		[1]		3,035,777		[1]
Financial assets at fair value through profit or loss		1,258,204	~~W~~	1,258,204		1,256,266	~~W~~	1,256,266
Other financial assets
Financial assets measured at amortized cost		72,329		[1]		72,329		[1]
Financial assets at fair value through profit or loss		162,079		162,079		131,344		131,344
Financial assets at fair value through other comprehensive income		19,903		19,903		20,974		20,974
Derivative financial assets for hedging		169,917		169,917		55,423		55,423

Total	~~W~~	5,621,202			~~W~~	5,900,510

Financial liabilities
Trade and other payables[2]	~~W~~	5,020,962		[1]	~~W~~	5,758,569		[1]
Borrowings		7,023,047		[1]		7,028,040		[1]
Other financial liabilities
Derivative financial liabilities for hedging		2		—		18,632		18,632

Total	~~W~~	12,044,011			~~W~~	12,805,241

1 The Company did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.

2 With the application of Korean IFRS 1107, lease receivables and lease liabilities are excluded from fair value disclosure.

47

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted marked price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active markets are determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,258,204	~~W~~	—	~~W~~	1,258,204
Other financial assets
Financial assets at fair value through profit or loss		94		—		161,985		162,079
Financial assets at fair value through other comprehensive income		939		—		18,964		19,903
Derivative financial assets for hedging		—		122,174		47,743		169,917

Total	~~W~~	1,033	~~W~~	1,380,378	~~W~~	228,692	~~W~~	1,610,103

Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	—	~~W~~	2		—	~~W~~	2

Total	~~W~~	—	~~W~~	2	~~W~~	—	~~W~~	2

48

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	December 31, 2019
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,256,266	~~W~~	—	~~W~~	1,256,266
Other financial assets
Financial assets at fair value through profit or loss		232		—		131,112		131,344
Financial assets at fair value through other comprehensive income		2,010		—		18,964		20,974
Derivative financial assets for hedging		—		37,781		17,642		55,423

Total	~~W~~	2,242	~~W~~	1,294,047	~~W~~	167,718	~~W~~	1,464,007

Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	—	~~W~~	18,632	~~W~~	—	~~W~~	18,632

Total	~~W~~	—	~~W~~	18,632	~~W~~	—	~~W~~	18,632

49

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2020
	Financial assets
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging
Beginning balance	~~W~~	131,112	~~W~~	18,964	~~W~~	17,642
Amount recognized in profit or loss		—		—		25,564
Amount recognized in other comprehensive income		—		—		4,537
Acquisition amount		30,873		—		—

Ending balance	~~W~~	161,985	~~W~~	18,964	~~W~~	47,743

(in millions of Korean won)	2019
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets(liabilities) for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	101,156	~~W~~	17,762	~~W~~	(10,183)	~~W~~	7,758
Amount recognized in profit or loss		—		—		7,524		—
Amount recognized in other comprehensive income		—		—		4,801		—
Acquisition amount		1,125		—		—		—

Ending balance	~~W~~	102,281	~~W~~	17,762	~~W~~	2,142	~~W~~	7,758

50

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(4)    Valuation Techniques and Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair value categorized within Level 2 and Level 3 of the fair value hierarchy as at March 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	March 31, 2020
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,258,204	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		161,985	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		18,964	3	DCF Model
Derivative financial assets for hedging		122,174	2	DCF Model
		47,743	3	Hull-White model, DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	2	2	DCF Model,

(in millions of Korean won)	December 31, 2019
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,256,266	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		131,112	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		18,964	3	DCF Model
Derivative financial assets for hedging		37,781	2	DCF Model
		17,642	3	Hull-White model, DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging		18,632	2	DCF Model

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KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2020 and 2019 (Unaudited), and December 31, 2019

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the period.

In relation to this, details and changes of the total deferred difference for the three-month periods ended March 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	3,682	~~W~~	5,107
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(356)		(356)

IV. Ending balance (I+II+III)	~~W~~	3,326	~~W~~	4,751

30. Events after Reporting Period

(1) In accordance with the resolution of the Board of Directors on April 16, 2020, the Company will sell all of its shares in K Bank Inc., which it holds as an investment in associate, to BC Card Co., Ltd., a subsidiary.

(2) As of April 28, 2020, the Company plans to reclassify its shares in KT ENGCORE Co., Ltd. from financial assets measured at fair value through profit or loss to investment in subsidiaries as the court rehabilitation process of KT ENGCORE Co., Ltd. is completed.

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